UPDATE ON RESOURCES
GUALCAMAYO GOLD PROJECT
San Juan Province
Argentina

Prepared for Viceroy Exploration Ltd. December 8, 2004

Ronald G. Simpson, P.Geo
GeoSim Services inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel: (604) 803-7470
Email: rgs@uniserve.com

UPDATE ON RESOURCES, GUALCAMAYO PROJECT, ARGENTINA

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This technical report uses the terms 'measured resources', 'indicated resources' and 'inferred resources'. Viceroy advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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List of Tables

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List of Figures

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Figure 17-24 Sectional view looking north showing relative position of Amelia Ines and Magdalena zones	77

List of Appendices

Appendix I	2004 Drilling - Site Locations
Appendix II	2004 Drilling - Significant Intercepts
Appendix III	2004 Drilling - Logging Sheets
Appendix IV	2004 Channel Sample Results

List of Abbreviations

Anglo	Anglo American Corporation
ATW	Drill core diameter
DD	Diamond Drill
g/t	grams per tonne
HQ	Drill core diameter
IMA	IMA Exploration Inc.
Ind	Indicated mineral resource
Inf	inferred mineral resource
MASA	Minas Argentinas S.A.
Meas	Measured mineral resource
Mincorp	Mincorp Exploraciones S.A.
MRDI	Mineral Resources Development, Inc.
NQ	Drill core diameter
NTW	Drill core diameter
oz	Troy Ounces
QDD	Quebrada del Diablo
RC	Reverse Circulation Drilling
RDI	Resource Development, Inc
Viceroy	Viceroy Exploration Ltd.

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1 SUMMARY AND CONCLUSIONS

The Gualcamayo gold project is located in west-central Argentina approximately 220 km north of the city of San Juan (Figure 4-1). It is 100% owned by Minas Argentinas S.A. ("MASA"), an indirect wholly owned subsidiary of Viceroy Exploration Ltd.

The Gualcamayo gold project includes a sediment-hosted disseminated gold occurrence known as Quebrada del Diablo ("QDD") and two skarn-hosted gold deposits, Amelia Ines and Magdalena. The property is situated within a complex structural block of Cambrian/Ordovician carbonate sediments characterized by the Andean deformational east-west compression which formed the Precordillera.

At QDD, gold mineralization is concentrated within stockwork fractured carbonates, carbonate breccias and intrusive breccias. The mineralization can be described as low sulfide bearing (<3%) and is in a low silica system. At Amelia Ines and Magdalena, gold mineralization is present in sulphide-bearing skarns that have developed at carbonate/intrusive contacts.

In the 1980's, Mincorp Exploration S.A. carried out extensive exploration including diamond drilling and underground development at Amelia Ines and Magdalena. Since 1997, MASA has completed five drill programs totaling 23,155 metres, mainly at QDD, and carried out surface channel sampling in less accessible areas. Based on results from these exploration programs, mineral resource estimates have been updated for the QDD, Amelia Ines and Magdalena deposits and the results are summarized in the following table.

Table 1-1 Summary of mineral resource estimates using a 0.5 g/t Au cutoff

Mineral Deposit	Resource Category	Tonnes (000's)	Grade Au (g/t)	Contained ounces Au (000's)
QUEBRADA DEL DIABLO (QDD)	Measured	4,495	1.10	159
	Indicated	32,586	1.03	1,077
	Measured + Indicated	37,081	1.04	1,236
	Inferred	11,323	1.20	435
AMELIA INES	Measured	203	3.12	20
	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	383	1.95	24
MAGDALENA	Inferred	2,526	1.87	151

The ultimate limits of the QDD deposit have yet to be defined. Additional fill-in and definition drilling is recommended in order to bring inferred resources into the indicated category and to establish the extent of gold mineralization.

The Magdalena deposit requires further drilling to better establish continuity and geometry. Recent drilling has also demonstrated that the Amelia Ines deposit is open to expansion and the area between Magdalena and Amelia Ines remains highly prospective. Several other targets on the property also merit further investigation.

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2 INTRODUCTION AND TERMS OF REFERENCE

Viceroy Exploration Ltd. ("Viceroy") through its 100% owned subsidiary, Minas Argentinas S.A. ("MASA") is engaged in the exploration and advancement of the Gualcamayo Project in Argentina. GeoSim Services Inc. was retained by Viceroy to update mineral resource estimates for the QDD, Amelia Ines and Magdalena deposits and complete a Technical Report summarizing the findings of the update to meet the requirements of National Instrument 43-101 ("the Instrument") and Form 43-101F1.

The Technical Report will also serve to provide regulators and investors with a formal and up-to-date reference for the property that incorporates the results of the most recent work program completed by Viceroy in October, 2004.

The information and data included in the report or used in its preparation has been generated exclusively by Mincorp Exploraciones S.A. ("Mincorp") and MASA employees and their consultants. Much of the data, including the drill assay and geological database upon which the estimate is based, has undergone thorough scrutiny by project staff as well as certain data verification procedures by the author. In addition to the supplied data, the author has also relied on the input of project staff and their consultants. The sources of information used in this report are listed in Section 21: References.

As author of this report and as a qualified person, I Ronald G. Simpson, P.Geo. have visited the Gualcamayo property and reviewed all data in the San Juan and Vancouver offices. A period of 5 days was spent on site, from August 21-25, 2004. I have had no direct responsibility or involvement during the data collection process. I have however, examined drill sites, surface outcrops, underground workings and many sample locations. Based upon my experience, qualifications and data review, I am of the opinion that the programs and the data have been conducted and gathered in a professional and ethical manner and conform to or exceed standards acceptable within the industry.

The report has been prepared in compliance with the Instrument, Standards of Disclosure for Mineral Projects.

2.1 Terms of Reference

The Gualcamayo Gold Project includes three deposits in the advanced exploration phase. These are known as QDD, Amelia Ines and Magdalena. Other targets on the property are in an early prospective stage of exploration.

3 DISCLAIMER

The mineral resource estimates referred to within this document include the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, GeoSim does not consider them to be material.

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This report references a technical report entitled "Gualcamayo Gold Project, Argentina - Technical Report" and dated July 31, 2003 that was prepared by Paul E. Dircksen, for Viceroy.

4 PROPERTY DESCRIPTION AND LOCATION

The Gualcamayo gold project is located in west central Argentina in the Jachal Region of San Juan province (Fig. 4-1). The property is approximately 29.72 decimal degrees south latitude and 68.65 decimal degrees west longitude in the Campo Inchauspe datum. Coordinates for legal land tenure in Argentina are expressed in the Gauss Kruger system, using the Campo Inchauspe datum. The Gualcamayo gold project lies within Campo Inchauspe Zone 2 and all figures in this report are presented in this datum.

4.1 Mineral Rights

The Gualcamayo gold project is comprised of 55 individual mining leases (minas) and one claim (cateo) which cover a 7,357 hectare non-contiguous area (Table 4-1 and Figure 4-2).

Table 4-1 Mining Leases and Claims included in the Gualcamayo Gold Project.

File Number	Name	Type	Size (Ha)
339189-L-93	Rio Piojos	Claim	7,332
157.233-A-77	Patrimonio I	Mining Lease	24
157.316-P-77	Patrimonio IV	Mining Lease	24
157.232-A-77	Patrimonio	Mining Lease	24
157.315-A-77	Patrimonio III	Mining Lease	24
157.234-A-77	Leticia	Mining Lease	6
258.891-C-84	Aconcagua	Mining Lease	24
258.894-C-84	Alaya	Mining Lease	24
258.903-C-84	Alfarcito	Mining Lease	24
195.016-B-82	Alicia	Mining Lease	12
17-B-50	Amelia Ines	Mining Lease	12
258.904-C-84	Ampacama	Mining Lease	24
258.888-S-84	Ansilta	Mining Lease	24
258.877-S-84	Atutia	Mining Lease	24
258.886-S-84	Batea	Mining Lease	24
22-M-50	Beatriz Eugenia	Mining Lease	18
258.879-S-84	Caparro	Mining Lease	24
156.089-O-75	Chacho	Mining Lease	6
258.899-C-84	Chani	Mining Lease	24
2.504-B-67	Chela	Mining Lease	36
258.893-C-84	Cerro Tamberias	Mining Lease	24
258.878-S-84	Colanguil	Mining Lease	24
258.901-C-84	Coranzuli	Mining Lease	24
195.017-B-82	Diana	Mining Lease	6
258.882-S-84	El Chivato	Mining Lease	24
157.564-M-76	El Filo	Mining Lease	6
2.502-B-67	Elsa	Mining Lease	36
62-G-43	Gral. Belgrano	Mining Lease	12
19-B-50	Hilda Edith	Mining Lease	6
259.052-C-84	Irigoyen	Mining Lease	24

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File Number	Name	Type	Size (Ha)
258.885-S-84	Langanoso	Mining Lease	24
2.437-B-65	Los Ranchos	Mining Lease	12
20-B-50	Magdalena	Mining Lease	12
18-B-50	Maria	Mining Lease	12
258.892-C-84	Mercedario	Mining Lease	24
258.884-S-84	Mondaca	Mining Lease	24
156.085-M-75	Ojo De Agua	Mining Lease	6
258.898-C-84	Panacam	Mining Lease	18
157.234-A-77	Patrimonio II	Mining Lease	24
259.053-C-84	Perico	Mining Lease	24
2.436-B-65	Portezuelo	Mining Lease	12
258.900-C-84	Pululus	Mining Lease	24
165-M-49	Puntilla Blanca	Mining Lease	6
258.902-C-84	Quevar	Mining Lease	24
16-B-50	San Nicolas De Bari	Mining Lease	18
258.897-C-84	Sosneado	Mining Lease	24
2.501-B-67	Susana	Mining Lease	24
258.881-S-84	Tambillos	Mining Lease	24
258.887-S-84	Teatinos	Mining Lease	24
258.895-C-84	Tontal	Mining Lease	24
258.889-S-84	Tortolas	Mining Lease	24
258.890-S-84	Villicum	Mining Lease	24
258.883-S-84	Yanso	Mining Lease	24
258.880-S-84	Zancarron	Mining Lease	24
157563-O-76	Jorge Alfredo	Mining Lease	6
156084-O-75	Don Felipe	Mining Lease	6

total hectares - Claims			7,332
total hectares - Mining Leases			1,080
total hectares - Claims & Mining Leases			7,357

Mining leases and claims in Argentina are applied for by paper staking, using Gauss Kruger coordinates. Claims are not surveyed, however once mining leases have been applied for the boundaries are confirmed through a legal survey prior to final granting of the lease. A claim can overlap a mining lease, such that a single piece of ground can be part of both a mining lease and a cateo, as is the case in the Gualcamayo gold project. The rights of the mining lease supercede those of the claim.

In Argentina, a mining lease is a real property interest, which allows the holder the right to explore on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are made to the San Juan Department of Mines (Departamento de Mineria de San Juan).

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70°
69°
68°
67°
29°
30°
31°
32°
N
Ocean
CHILE
Pacific
ARGENTINA
0 500 km
Atlantic Ocean
CHILE
IGLESIA
Villa Unión
Guandacol
GUALCAMAYO PROJECT
PROVINCE OF LA RIOJA
Huaco
RODEO
LAS FLORES
IGLESIA
SAN JOSE DE JACHAL
JACHAL
VALLE FERTIL
SAN AGUSTIN DE VALLE FERTIL
TOCOTA
ULLUM
ALBARDON
ANGACO
CAUCETE
CALINGASTA
PROVINCE OF SAN JUAN
SAN JUAN
ZONDA
BARREAL
SARMIENTO
25 DE MAYO
PROVINCE OF MENDOZA
PROV. OF SAN LUIS

LEGEND

- INTERNATIONAL BORDER
- INTERPROVINCIAL BORDER
- INTERDEPARTAMENTAL BORDER
- MAIN ROAD
- SECONDARY ROAD
- TRAIL

VICEROY EXPLORATION LTD.

GUALCAMAYO PROJECT (3040)

LOCATION MAP

0 25 50 75 100 km

Prepared by: M.B.H. | Date: July 31, 2003

Figure 4-1 Location of the Gualcamayo Gold Project, San Juan, Argentina.
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A claim is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the claim area. Once an application for a claim is submitted all rights to any mineral discovery on the claim belong to the applicant. Through exploration, the holder of a claim may make and file manifestations of discovery (Manifestacions de Discubrimiento) and petition the Department of Mines for the granting of a mining lease. Properties in Argentina are held in good standing by the payment of property taxes (Canons) and perfecting the mining title from claim through to mining lease. As such, no expiry date exists, nor can be given for claims and mining leases in Argentina.

The Gualcamayo gold project is not wholly contiguous (Figure 4-2). Fifty three of the 55 mining leases lie wholly within the Rio Piojos claim, one mining lease (Chani) is located partially outside the boundaries of the Rio Piojos claim and one mining lease (Pericio) is located north of the Rio Piojos claim and is not contiguous with the remainder of the property. A group of six contiguous mining leases, which cover a 120 hectare area, are located within the west central part of the Gualcamayo gold project and are neither owned nor optioned by MASA.

4.1.1 Surface Rights

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 20,023 hectares, which partially covers the Gualcamayo gold project and wholly covers access routes to the area of interest from Highway 40, the main access route to the property. The approximate (non-surveyed) boundaries of the land package are shown in Figure 4-3. These boundaries and the size of the land package may change by up to 5% pending the outcome of a legal survey.

On March 26, 2004, MASA received authorization to register the deed from the "Ministerio del Interior - Secretaría de Seguridad Interior - Dirección de Seguridad de Fronterars - Delegacíon San Juan". The Contract of Sale was signed by Mrs. Patricia Damiani (the vendor) and Hugo Bosque (on behalf of MASA) on February 24, 2004 and on April 2, 2004, the deed was transferred to MASA. Mrs. Damiani received two payments totaling $90,000 argentinian pesos (approximately CDN$41,660)

4.2 Nature and Extent of Issuer's Title

Viceroy is a publicly traded Canadian company which was incorporated on March 31, 2003. On this date Viceroy acquired 100% of the issued shares of Oro Belle Resources Corp. ("Oro Belle"); Oro Belle is a private Canadian company which indirectly owns a 100% interest in MASA. The Gualcamayo gold project is owned 100% by MASA. Royalties on the property are as follows:

1)	a 1% NSR on production from the Gualcamayo gold project is payable to IMA Exploration Inc. ("IMA")

2)	a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family,

3)	a 1.5% NSR, capped at $US500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo, and

4)	a 3% provincial royalty is payable on mine production.

The author is unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

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LEGEND
MASA Claim
MASA Mining Lease
MASA Surface Rights
non-MASA Mining Lease
Resource Area
Water Well
2530000 mE
2532000 mE
2534000 mE
2536000 mE
2538000 mE
6716000 mN
6714000 mN
6712000 mN
6710000 mN
Perico
Chani
San Nicolas de Bari
Irigoyen
Patrimonio III
Sosneado
Coranzuli
Patrimonio IV
Alfarcito
Panacan
Hilda Edith
Pululus
Batea
Teatinos
Lagaños
Funtilla
Atutia
Blanca
Ampacama
Patrimonio
Alicia
Patrimonio I
Elsa
Chela
Leticia
Maria
Quevar
Ojo de Agua
Ansilta
Portezuelo
Magdalena
Patrimonio II
Susana
Mondaca
Diana
Beatriz
Eugenia
Amelia Ines
B. Filo
Tontal
Colanguil
Caparro
Co. Tamberias
Jorge Alfredo
Yanso
Villicum
Tortolas
Los Ranchos
Gral Belgrano
Don Felipe
Mercedario
Chaco
Tambillo
Zancarron
Chivato
Aconcagua
Alaya
Magdalena Resource
Quebrada del Diablo Resource
Amelia Inés Resource
Rio Piojos Claim
Viceroy Exploration Ltd.
Gualcamayo Gold Project Mineral Rights
Projection: Argentine Zone 2 (Campo Inchauspe)
0 0.5 1 2
Kilometres

Figure 4-2. Gualcamayo Gold Project Mineral Rights

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2530000 mE
2535000 mE
2540000 mE
2545000 mE
2550000 mE
6720000 mN
6715000 mN
6710000 mN
6705000 mN
Hwy. 40
LEGEND
MASA Claim
MASA Mining Lease
MASA Surface Rights
non-MASA Mining Lease
Resource Area
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Mineral & Surface Rights
Projection: Argentina Zone 2 (Campo Inchau
0
1
2
4
kilometres

Figure 4-3. Gualcamayo Gold Project Mineral and Surface Rights.

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4.3 Permits & Environmental Liabilities

Drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan (Departamento de Hidraúlica de San Juan). No other permits are required for exploration.

At the completion of each phase of exploration an environmental impact study is required to be submitted to the Environmental Provincial Management Unit ("EPMU"; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports cover the Gualcamayo gold project, these consist of Sanchez and Hernandez (1997), which was accepted by the EPMU in June 1998 and Hernandez (2000), which is currently in the process of approval. An update to Hernandez (2000) is currently being written and will be submitted to the EPMU in December, 2004.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY

The project area is easily accessible from the city of San Juan by driving 3 hours north on paved Highway 40 and then via an 18 km gravel road to the camp (Figures 4-1 and 4-2).

The general services and infrastructure for the area are good. The National power grid is located approximately 65 km from the project site. Heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

The property is located in the Precordillera of Argentina, an area of extreme rugged topography. Elevation ranges from 1,600 m to nearly 3,000 m. The most prominent physiographic feature is Quebrada del Diablo, a northwest trending structurally controlled 750 metre long canyon with up to 400 metres of near vertical relief.

The climate is semi-arid with summer highs exceeding 40°C and winter temperatures averaging 15° C with sub-zero temperatures reached, especially at night. July and August can experience snow accumulations to 15 cm above 2,000 m. The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, December and January, no disruption of operation can be expected. Vegetation consists of thorny bushes and cactus. Wildlife is sparse and there is no agriculture aside from grazing within the project area.

6 HISTORY

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano between 1983 and 1988. Mincorp reportedly spent approximately US$6.5 million on exploration during this period (Dircksen, 2003).

At the Amelia Ines deposit, Mincorp carried out 3414 metres of surface diamond drilling, 1405 metres of underground development on three levels, and 4047 metres of underground

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drilling from 79 holes. They also conducted an Induced Polarization ("I.P.") survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

In 1988, Mincorp reported a 'proven and probable' resource of 1.01 million tonnes averaging 5.77 g/t gold above a cutoff grade of 1 g/t. This resource included 436,000 tonnes grading 9.3 g/t gold above a cutoff grade of 3 g/t gold.

A 9.2 metre tunnel referred to as "tunnel D" was also developed southeast of Amelia Ines. Although this was designed to provide underground drill stations to explore the Amelia Ines deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

Gold bearing carbonate breccias were discovered at QDD, approximately 1.2 km southeast of Amelia Ines, extending 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

In 2000 an inferred geological resource was estimated based on data from drilling up to the end of 1999. The estimations by MASA of 37.7 million tonnes @ 1.16 g/t gold included all holes through to 99QD-042. Mineral Resources Development, Inc. (MRDI) was retained to confirm MASA's resource estimate. MRDI verified the model using independently derived grade distributions, variography and kriged grade models. The MRDI estimated resource was 37.2 million tonnes grading 1.13 g/t gold.

In 2001 a revised mineral resource was prepared by GeoSim Services Inc. using drill data up to and including QDR-058. The revised estimate yielded an indicated resource of 12.7

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million tonnes grading 1.172 g/t gold with an additional inferred resource of 22.4 million tonnes grading 1.016 g/t gold using a cutoff grade of 0.6 g/t.

Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the Amelia Ines and Magdalena areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7167.5 metres in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Ines (947 metres in 5 holes), Magdalena (1844 metres in 8 holes) and three other peripheral target areas (1964 metres in 8 holes).

7 GEOLOGICAL SETTING 7.1 Regional Geology

The Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes (Figure 7-1). The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastics, which are in turn overlain by late Carboniferous-Tertiary continental clastics. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

During the Tertiary Andean Orogeny, sedimentary blocks were telescoped (shortened) eastward into a high-level fold and thrust belt with crustal shortening on the order of 60-90%. The net effect is a series of N-S trending thrust faults, with a stratigraphic displacement of more than 100 km to the east, superimposing lower Paleozoic sediments over Tertiary and Permo-Triassic continental clastic red beds.

7.2 Local and Property Geology

The Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation (Figures 7-2 to 7-4). The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex, oriented several km east-west by one km north-south, as a larger stock and a series of dikes. Although the intrusive phases have not been differentiated, subtle compositional variations and contrasting structural emplacement suggests a complex intrusive history.

The dominant structural regime of the Precordillera is an east-west compressional deformation consistent with Andean deformation that has resulted in a series of N-S trending regional thrust faults. The Gualcamayo district is bounded to the east by an east-vergent thrust and to the west by a west-vergent back thrust. Subsidiary intraformational thrusts and associated minor, north-striking drag folds cut the limestones.

In the QDD area, MASA has mapped five types of breccias as the principal host of gold mineralization. The criteria for classification is based on type and percentage of clasts and/or matrix, i.e. > 90% marble clasts (Bx1), > 90% limestone clasts (Bx2), > 10% marble and > 10% limestone clasts (Bx3), intrusive porphyry matrix (Bx4), skarn clasts (Bx5).

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The degree of brecciation varies from stockwork fracturing with little or no rotation of fragments to open space breccias with total rotation, to explosive breccias filled with an intrusive matrix. The variation of breccia types is the product of tectonic, hydraulic and intrusive fracturing and brecciation, concordant and discordant with stratigraphy. Most likely, breccia types are also dependent upon the depth of formation.

At Amelia Ines and Magdalena, surface exposures consist of limonitic bodies of silicified breccia and stockworks intercalated with apophyses of dacite and bands of skarn.

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Figure 7-1 Tectonic Setting
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GEOLOGICAL LEGEND

QUATERNARY

- ALLUVIUM & UNCONSOLIDATED DEPOSITS

MIOCENE TO CAMBRO-ORDOVICIAN

- Bx5 — BRECCIA, CLASTS OF MASIVE BROWN SKARN, +/- CLASTS OF QUARTZ PORPHYRY, SULPHIDE, OXIDE & SULPHATE MATRIX
- Bx4 — BRECCIA, MIX OF LIMESTONE & MARBLE CLASTS, QUARTZ DIORITE MATRIX
- Bx3 — BRECCIA, MIX OF LIMESTONE & MARBLE CLASTS, CLAST SUPPORTED OR WITH MATRIX OF CALCITE & IRON OXIDE
- Bx2 — BRECCIA >90% LIMESTONE CLASTS, IRON OXIDE & CALCITE DOMINANT MATRIX
- Bx1 — BRECCIA >90% MARBLE CLASTS. COMMONLY CLAST-SUPPORTED

MIOCENE

- SKARN (UNDIFFERNTIATED)
  - SkG — GREEN (GARNET-EPIDOTE) SKARN
  - SkR — RED (GARNET-DOMINANT) SKARN
  - SKARNOID/PORCELANITE
- M — MARBLE (UNDIFFERENTIATED)
  - Mb — WHITE MARBLE (MASSIVE, COARSE CRYSTALLINE)
  - GRAY MARBLE (MASIVE COARSE CRYSTALLINE)
  - Md — BANDED MARBLE (WHITE & GRAY BANDING)

MIOCENE (5-13 Ma)

- V — HYPABYSSAL QUARTZ PORPHYRITIC INTRUSIVE, LOCAL STRUCTURALLY CONTROLLED QUARTZ DIORITE PHASES

LATE ORDOVICIAN

TRAPICHE GROUP - LAS VACAS FORMATION

- CG — COARSE CLASTIC SEDIMENTS (SANDSTONE, SHALE, CONGLOMERATE)

EARLY ORDOVICIAN

SAN JUAN FORMATION

- M-Lst — MIXED LIMESTONE AND MARBLE
- Lst — LIMESTONE, BLACK TO BEIGE, THIN-TO THICK-BEDDED

CAMBRO-ORDOVICIAN

LOS SAPITOS FORMATION (LA FLECHA FMN. AGE-EQUIVALENT)

- D — DOLOSTONE WITH MINOR LIMESTONE

STRUCTURE

- STRIKE SLIP FAUL, KNOWN POST-ORE MOVEMENT (known, inferred)
- STRIKE SILP FAULT (known, inferred)
- EXTENSIONAL FAULT, TEETH ON UPPER PLATE steeply dipping, syn- & post-mineral movement
- THRUST FAULT, TEETH ON UPPER PLATE (known, inferred)
- FLAT-LYING BASAL FAULT 5-30° N dip, extensional? (known, inferred)
- ANTICLINE
- SYNCLINE

Figure 7-2. Geologic Legend.
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Drill Holes
Anglo American
Viceroy Exploration Ltd.
Viceroy Resources Corp.
contour interval = 25 meters
see Fig 7-2 for Geological Legend
Magdalena
Magdalena Resource
Amelia Inés
Amelia Inés Resource
Qda Diamante
Filo Telefonica
Target 3D
Target K
Target D
Qda Amelia Inés
Qda Negro
Viceroy Exploration Ltd.
Gualcamayo gold project
Geology
West Sheet
0 25 50 100
metres

Figure 7-3. Geology, West Sheet

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Drill Holes
Anglo American
Viceroy Exploration Ltd.
Viceroy Resources Corp.
contour interval = 25 meters
see Fig. 7-2 for Geological Legend
Target 11
Quebrada del Diablo
Resource
Mina
Belgrano
Target C
Target A
Quebrada del Diablo
Target 10
Viceroy Exploration Ltd.
Gualcamayo gold project
Geology
East Sheet
0
25
50
100

Figure 7-4. Geology, East Sheet.

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Table 7-1 Gualcamayo Stratigraphic Column

Tertiary	Red Beds	Typical clastic red beds.

Miocene	Quartz Diorite	Intrusive complex related to skarn and breccia gold mineralization.
Dacite Porphyry

Ordovician	Trapiche	Relatively recessive, clastic, red polymictic conglomerate and sandstone, overlain by shale, white arkose and red sandstone.

	San Juan	300 metre sequence of thin-to thick bedded dark grey limestone. Becomes dominantly thin-bedded up section Primary host for Quebrada del Diablo gold mineralization.

Cambrian	La Flecha	Medium to thick - bedded rhythmically banded peritidal, shallowing upward dolostone.

8 DEPOSIT TYPE

Four distinct mineralization types occur in the Gualcamayo property but only two of these are of present economic interest. They are:

  Sediment-hosted distal-disseminated gold (QDD)
  Sulphide-bearing skarn deposits containing copper zinc and molybdenum with late stage gold-arsenic mineralization (Amelia Ines and Magdalena).

Silliltoe, (2004) compares the former type to gold-arsenic mineralization in the Bingham Canyon district of Utah and the Battle Mountain and Eureka districts of Nevada where gold mineralization occurs distally with respect to porphyry stocks. Other analogies are the Bau district in Sarawak, East Malaysia and the Sepon deposit in Laos.

The late stage gold-arsenic overprinting of the skarn zones at Amelia Ines and Magdalena is believed to be part of the same mineralizing event but of a more proximal nature to the intrusions.

The other types of mineralization encountered in the district are weakly developed porphyry-type molybdenum occurrences and auriferous quartz-chalcopyrite-tetrahedrite veins.

9 MINERALIZATION

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system which is believed to be the primary conduit for hydrothermal fluids migrating away from the intrusive contacts (Sillitoe, 2004). The mineralizing fluids were then dispersed into the receptive limestone aquifers immediately above the marble contact traveling up dip following the

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hydraulic gradient. The permeability was provided by the east-west faulting, tectonic brecciation along fold hinges and stylolite formation during the ongoing contractional deformation. Sillitoe (2004) also suggested that pre-mineral karst development may also have played a roll in gold deposition along with hydrothermal karst caused by the fluid injection.

Alteration of the host rocks is minimal and sulfide content is low. Gold, sulfides (arsenopyrite), realgar, orpiment, pyrite and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

At Amelia Ines and Magdalena, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

10 EXPLORATION

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate. Previous exploration programs have been assessed in the previous Technical Report by P. Dircksen dated July, 2003. The following tables summarize the past exploration and contractors employed on the project:

Table 10-1 Gualcamayo Exploration History

YEAR	COMPANY	PROGRAM
Pre 1983	Small Miners	High grade shear-hosted mineralization

1983 - 1988	Mincorp	Map & sample Amelia Ines/Magdalena/ Belgrano areas. Underground sample program at Amelia Ines/Magdalena/Belgrano. Surface & underground drill program of Amelia Ines/Magdalena/Belgrano areas.

1996 - 1997	MASA	Mapped & recon-sampled Gualcamayo. Discovery of breccia/sediment hosted gold mineralization at QDD
1998	MASA
  Cut channel samples at previous site rock-chip panel. Results consistent and higher.
  Detail sample/map QDD 130 continuous rock-chip channel samples @1.7g/t Au.
  Contractor review of regional aeromagnetics.
  Diamond drill QDD area.

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YEAR	COMPANY	PROGRAM
1999	MASA	Petrographic studies. Geologic mapping/sampling 1:500 scale. Diamond drill and reverse circulation drill QdD. Metallurgical test work on core and cuttings.
2000	MASA	Structural mapping (1:250 scale) coincident with geochem program Reverse circulation drill program

2003	MASA	Rock geochem sampling Re-sampling of Anglo drill core
2004	MASA	Reverse circulation drill program Rock geochem sampling Channel sampling Re-logging of drill core

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Table 10-2 Exploration Contractor List

Contractor	Services Provided
Acme	Analytical
ALS - Chemex	Analytical
Bondar-Clegg	Analytical
Alex Stewart (Assayers)	Analytical

Falcon	Drilling
Madcor	Drilling
Tobalongo	Drilling
Patagonia	Drilling

Vector	Environmental Baseline

Tobalongo	Excavation

Ikola	Geophysics
Quantec	Geophysics

Helicopteros Marinos	Helicopter

Kappes-Cassidy	Metallurgy
RDI	Metallurgy
Viceroy - Brewery Creek	Metallurgy
- Castle Mountain

Cominco Labs	Petrographic
R. Honea	Petrographic
T. Paster	Petrographic

MRDI	Resource Estimate / QAQC Review

R. Diment	Geology / Deposit Modeling
R. Netolitzky	Geology / Deposit Modeling
J. Dean	Geology / Deposit Modeling
R. Hodder	Structural Analysis
P. Marquis	Structural Analysis
Geosim Services Inc.	Resource Estimation

Detailed discussions of the 2004 drilling program are addressed in Sections 11 and 12.

10.1 Surface Sampling

A total of 1,216 surface rock samples were collected from the Gualcamayo gold project between October 1, 2003 and October 15, 2004. These consist of 150 saw cut channel samples and 1,066 chip channel or outcrop grab samples.

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The channel samples were taken along fifteen continuous saw-cut lines with an aggregate length of 371.8 metres. Seven of the sample lines were near the eastern end of the QDD deposit and seven were located near the western extension previously known as 'Target A'. One line was cut in the southwestern extension of the Magdalena deposit.

All samples were analyzed for gold plus 27 or 40 elements by ICP. Gold assays and base metal geochemical analyses for the 2004 channel samples are presented in Appendix IV. Results for gold are shown graphically in Figures 10-1 to 10-3.

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Drill Holes
Anglo American
Viceroy Exploration Ltd.
Viceroy Resources Corp.
Rock Samples
Au in ppb
3,000 to 50,500
1,000 to 3,000
400 to 1,000
50 to 400
0 to 50
below detection limit
contour interval = 25 meters
6714500 mN
6714000 mN
6713500 mN
West Sheet
East Sheet
Viceroy Exploration Ltd.
Gualcamayo gold project
2003-2004 Surface Sampling
Gold Geochemistry
Projection: Argentina Zone 2 (Campo Inchau
0
125
250
500
meters

Figure 10-1. Gold geochemistry for all rock samples collected in 2003-2004.

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Drill Holes
Anglo American
Viceroy Exploration Ltd.
Viceroy Resources Corp.
Rock Samples
Au in ppb
3,000 to 50,500
1,000 to 3,000
400 to 1,000
50 to 400
0 to 50
below detection limit
contour interval = 25 meters
Magdalena
Magdalena Resource
Amelia-Inés
Amelia-Inés Resource
04CN-MA-016
Target 3D
Target K
Target D
Qda Amelia Inés
Qda Negro
Viceroy Exploration Ltd.
Gualcamayo gold project
2003-2004 Surface Sampling
Gold Geochemistry
West Sheet
0 25 50 100
metres

Figure 10-2 Gold geochemistry for rock samples from Amelia Ines, Magdalena, Target 3D and Target K (West Sheet)

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Target 11
Quebrada del Diablo
Resource
Mina
Belgrano
Target C
04CN-PB-011
04CN-PB-012
04CN-PB-008
04CN-PB-013
04CN-PB-010
04CN-PB-009
04CN-PB-010
Target A
Pz. Belgrano
Quebrada del Diablo
04CN-PB-007
04CN-PB-001
04CN-PB-004
04CN-PB-003
04CN-PB-006
04CN-PB-005
Pz. Blanco
Qda. Condor
Qda. Chato
Target 10
Drill Holes
Anglo American
Viceroy Exploration Ltd.
Viceroy Resources Corp.
Rock Samples
Au in ppb
3,000 to 50,500
1,000 to 3,000
400 to 1,000
50 to 400
0 to 50
below detection limit
contour interval = 25 meters
Viceroy Exploration Ltd.
Gualcamayo gold project
2003-2004 Surface Sampling
Gold Geochemistry
East Sheet
0 25 50 100

Figure 10-3. Gold geochemistry for rock samples from QDD (East Sheet)

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11 DRILLING

11.1 Past Drilling Programs

Mincorp carried out core drilling at the Amelia Ines and Magdalena deposits between 1983 and 1988. They drilled a total of 127 holes totaling 1475 metres from surface and underground workings. MASA completed 2 drill holes at Amelia Ines in 2000.

All previous drilling on the QDD deposit was carried out by MASA in 1998, 1999 and 2000. This included both core and reverse circulation drilling.

The following tables summarize the drilling programs on the main deposits (including 2004 drilling):

Table 11-1 QDD Drilling Summary

Program/Year	Core	Core	RC	RC
	(holes)	(metres)	(holes)	(metres)
MASA 1998	14	2,706
MASA 1999	19	3,337	9	1,400
MASA 2000			13	3,422
MASA 2004			26	7,168
Total	33	6,043	48	11,990

Table 11-2 Amelia Ines & Magdalena Drilling Summary

Program/Year	Core	Core	RC	RC
	(holes)	(metres)	(holes)	(metres)
Mincorp 1983-88	127	1,475
MASA 2000			2	311
MASA 2004			13	2,791
Total	127	1,475	15	3,102

11.2 2004 Drilling Program

Forty-seven reverse circulation drill holes totaling 11,922.5 metres were completed between April 17 and August 14, 2004. Twenty-six of the holes totaling 7,167.5 metres were drilled at QDD and adjacent targets. Five holes (947 metres) were completed at Amelia Ines and eight holes (1844 metres) drilled at Magdalena. The remaining eight holes (1964 metres) were drilled to test other targets on the Gualcamayo property. A list of the holes and collar coordinates are included in Appendix I. Drill hole locations are shown in Figures 11-1 and 11-2.

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Quebrada del Diablo
Mineralized Zones
MINA
BELGRANO
FILO BELGRANO
QUEBRADA DEL DIABLO
PTZ BLANCO
2004 DRILL SITE
1998-2003 DRILL SITE
-100
0
100
200
Meters
6713600m N
6713400m N
6713200m N
6713000m N
6712800m N
2535200m E
2535400m E
2535600m E
2535800m E
2536000m E
2536200m E
QDR-61
QDR-60
QDR-59
QDR-105
QDR-100
QDR-102
QDR-99
QDR-69
QDR-74
QDR-72
QDR-75
QDR-97
QDR-78
QDR-71
QDR-70
QDR-92
QDR-93
QDR-68
QDR-67

Figure 11-1 2004 Drill hole locations - East Sheet

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MAGDALENA
Mineralized Zones
AMELIA INES
TARGET 3D
TARGET K
Tunel 'D'
QDR-91
QDR-64
QDR-63
QDR-89
QDR-90
QDR-62
QDR-104
QDR-103
QDR-88
QDR-86
QDR-85
QDR-87
QDR-65
QDR-98
QDR-80
QDR-81
QDR-79
QDR-82
QDR-96
QDR-84
QDR-83
6714200 N
6714000 N
6713800 N
6713600 N
2533800 E
2534000 E
2534200 E
2534400 E
2534600 E
2534800 E
2004 DRILL SITE
1998-2003 DRILL SITE
-100
0
100
200
Meters

Figure 11-2 2004 Drill hole plan - West Sheet

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The 2004 drilling program was conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. A MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging. Figure 11-3 shows a typical drill site setup.

Figure 11-3 2004 Reverse Circulation drilling at QDD

Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database. Copies of the geologic and geotechnical logging sheets are included in Appendix III.

The 2004 drilling at QDD was successful in confirming the continuity and extent of the mineralization in the Portozuelo Blanco area and in partially outlining the mineralized zone extension west of Portozuelo Belgrano. Extensions to known mineralization were also discovered at Magdalena and Amelia Ines. A table of the significant drill intercepts from the 2004 drill program is included in Appendix II. The mineralized widths shown are not true thicknesses but simply the length of the interval. The mineralized zones are largely irregular in shape and true thickness was not used as a factor in resource estimation.

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12 SAMPLING METHOD AND APPROACH

Sampling method and approach used in exploration programs completed prior to 2004 were assessed in the previous Technical Report by P. Dircksen dated July, 2003.

12.1 Reverse Circulation Drilling

The RC holes were drilled with a 5 ¼" bit and the drill material was collected on 2 metre intervals using a dry cyclone system. 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15kg). The two 25% split samples were bagged in heavy duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an "R" following the sample number. The "Original" split was sent to the primary lab and the other "Reject" split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kg. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate coarse reject was prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval. The labs used were ALS-Chemex (preparation facility in Mendoza, assay lab in La Serena, Chile) as the primary lab and Alex Stewart (Mendoza) as the check lab.

12.2 Grab Sample and Rock Chip Sampling

A total of 1066 rock chip grab samples were collected throughout the project area on a reconnaissance basis in 2004. Very little soil cover exists and therefore, the samples represent fairly continuous chip samples across outcrops and along road cuts. The samples were bagged and sealed with tamper-resistant seals for shipping.

12.3 Channel Sampling

Channels were sawn 4 - 8 cm deep and 4 - 10 cm wide. The samples were then chipped by hammer and moil. Samples were bagged and sealed with tamper-resistant seals for shipping. Individual sample lengths ranged from 1.0 to 5.5 metres and averaged 2.1 metres. In some instances portions of the lines extended over talus or overburden. These sections were not sampled and were flagged as NS (no sample) in the database. Figures 12-1 to 12-3 illustrate the procedures involved.

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Figure 12-1 Sawing channel sample at QDD

Figure 12-2 Extracting channel sample with hammer and moil
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Figure 12-3 Completed channel sample at Portezuelo Blanco

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The methods of sample collection and preparation prior to dispatch of samples to the analytical lab and the security measures taken were discussed in the preceding section.

All drill samples were transported from the drill sites to camp via a rented 5 ton truck and were stored at camp site in an enclosed, secure warehouse. They were then shipped directly to ALS-Chemex preparation facility in Mendoza via a commercial truck arranged through the lab. Samples were packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

Prepared samples were shipped from Mendoza to the ALS-Chemex assay lab in La Serena, Chile for analysis. The lab routinely made a second split from the coarse reject of every 20th sample. These second splits were sent to the check lab, Alex Stewart (Assayers) Argentina S.A., for final pulverization and assay. The statistics for blanks and standard deviations show acceptable levels for commercial assay labs.

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All samples were prepared and analyzed for Au and Ag by ALS-Chemex using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures included: 1) dry samples, 2) coarse crush 100% to -10 mesh, 3) split 250 gm for pulp, and 4) fine pulverize split to -150 mesh. Gold and Ag will be analyzed by Fire Assay on a 50 gm split with a geochem AA finish. Selected intervals were later selected for 37 element ICP scan using aqua regia digestion.

MRDI reviewed the QA/QC procedures used in the 1998 - 1999 drill programs to confirm an earlier resource estimate for Quebrada del Diablo. It was concluded that there was sufficient quality assurance work to support construction of a resource model and that the gold assays were sufficiently accurate and precise for use in resource modeling.

14 Data Verification

The author examined the original assay certificates and drill logs as well as the digital database. The site visit included examination of drill core, drill cuttings, drill sites and underground workings.

Between September 18 and Nov 3, 2004, project staff in San Juan undertook a thorough scrutiny of the Mincorp drill data. Original assay certificates were not available for the 1980 Mincorp drill programs. However, the digital databases were compared to both the drill logs and the level plans and sections that were generated by Mincorp. During the course of this study a number of corrections were made to the databases. The bulk of the changes were additions to the Mincorp digital database of missing holes and assay intervals. Ninety missing intervals from the old Mincorp drilling were re-sampled by MASA and added to the database.

For the 2004 drilling and sampling programs, final assay results from the analytical labs were received in both digital and hard-copy formats. The digital gold assays were imported into a GEMCOM database in the San Juan office. Finally, an assay report of all 2004 drill holes was manually checked against the original hard copy assay certificate. As a further check, the author compared assay certificates to intervals and gold values for eight of the 2004 drill holes representing 16% of the 2004 assay intervals. No data entry errors were found.

Following the 1999 drill program, MRDI performed a database audit as part of a resource review. They audited the assay and coded lithological data for 5 holes representing 12% of the drilling up to that date. The holes were chosen because they were distributed across the deposit, represented all previous drilling programs and were crucial to the resource estimate. Two errors were discovered in the assay data base and 154 errors in the geological database for an error rate of 0.58% . MRDI concluded that the error rate was within acceptable limits for resource estimation. The author has reviewed the MRDI document and agrees with this conclusion.

During the 1999 drill program, several core holes were twinned with RC holes to test for variability between the two methods as well as local variation in grade distribution. A study of the results by MRDI concluded that coincidental intervals of low gold values and poor recovery are more prevalent in core holes than RC holes. Gold values for the second cyclone fines are always higher, indicating loss of higher grade matrix material within the interstices of the breccia. MRDI believes that RC drill recovery and sampling provides a more accurate estimate of the in-situ gold grade than core drilling. Down-hole contamination

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and cyclicity in RC drilling were found to be reasonable with respect to the geologic environment.

14.1 Check Assays

Rig duplicates were inserted to monitor analytical precision at the primary lab and were also sent to the check lab for further verification. The following figures show the results of the duplicate analysis. The graphs show a reasonable correlation between the original and the re-assay results.

Figure 14-1 Rig duplicate check assays from ALS-Chemex
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Figure 14-2 Rig duplicate check assays comparison between labs

For every hole, blank samples were inserted immediately following a probable mineralized intercept picked by the drill site geologist.

For every 20th sample of each hole, duplicate rejects and pulps were sent to the check lab (Alex Stewart Mendoza). During routine sample preparation procedures, ALS-Chemex was directed to prepare a second 250 gram coarse reject split and ship these splits directly to Alex Stewart Labs where new pulps were prepared and analyzed for gold. For pulp checks, ALS-Chemex prepared a duplicate pulp and submitted it to Alex Stewart. Duplicate reject and pulp checks were staggered to prevent re-duplication of check intervals.

Check comparisons have been done following MRDI's QA/QC recommendations. For each pair of results the absolute value of the pair difference divided by the pair means was taken. Only those pairs whose means >400 ppb were used for graphing. For pulps MRDI recommended precision of ±20% for 90% of the data for rig & coarse reject duplicates and ±10% for 90% of the data for pulps.

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Figure 14-3 Check assay comparison - all QDD drilling

Figure 14-4 Check assays - 2004 drill program
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Although those criteria could not be met in all cases, in general, check comparisons are adequate. Where results did not meet acceptable criteria, pulps or rejects were rerun to try to explain the differences. If an explanation was evident, the new result was used in graphing. The majority of problems were found to be caused by mislabeling of samples by the primary lab that were then sent to the check lab. Further checks revealed that when the original material was re-sampled it compared well to the initial result. In a few cases there was evidence that the lab mixed up adjacent sample intervals and these were later corrected.

Only internal laboratory standards have been used in the 2004 and previous drilling programs at Gualcamayo. On the author's recommendation, site specific standards are presently being prepared from sample material collected from the 2004 RC drilling program and will be used as part of the QA/QC procedures in subsequent drilling and sampling programs.

For archival purposed the ¼ split sample coarse rejects taken at the drill rig were saved for all samples. All pulps will be returned and maintained in long term secure storage in the company warehouse. Reject samples will be organized in labeled rice bags and stored in a secure area at the confluence of Qbd Varela and Rio Gualcamayo. Bags will be systematically organized to facilitate easy retrieval in the future for other analytical, metallurgical or environmental test work.

14.2 Re-sampling Checks of Mincorp Core Drilling

In 2003, select re-sampling of core from the Mincorp drill programs at Amelia Ines and Magdalena was carried out. Exact re-sampling of intervals was not always possible because core had shifted during transportation from Anglo American's Cerro Vanguardia property. There were also many narrow (0.5 metre) sample intervals with little material remaining and core run locations were poorly marked. In about half of the cases, composites were made where there was confidence in matching Mincorp's sampled intervals. Mincorp used their own internal lab and no pulps are available. For the re-sampling, duplicate pulps were done on every 10th sample, and a blank or "MASA standard" was inserted randomly for 10% of the samples. The "MASA standards" were rig duplicates of drill cuttings from previous RC drilling. The primary lab used was ALS-Chemex and the check lab was Alex Stewart (Assayers) Argentina S.A.

A total of 380 sample intervals were collected from 38 drill holes. Most of the sampled holes were from the underground drilling program at Amelia Ines. The Magdalena deposit was represented by samples from three surface and one underground drill hole.

Figures 14-5 and 14-6 show scatter plots of two separate data sets. The first includes only the sample intervals which could be matched exactly to Mincorp's samples. The second chart includes the composited samples averaged over longer intervals. A simple linear trend model indicates that the data is skewed towards higher values for the re-sampled checks. The higher values, particularly for lower grade intervals, may reflect a higher calibration of Mincorp's analytical equipment towards higher grades vs. ALS-Chemex.

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Figure 14-5 Scatter plot of direct re-samples and averaged intervals

Figure 14-6 Scatter plot of direct re-samples
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From these results it is concluded that the analytical results from the Mincorp drilling program do not overstate the gold grades at the Amelia Ines and Magdalena deposits and that a resource estimation based on this data will likely be conservative.

15 ADJACENT PROPERTIES

Adjacent properties were discussed in "Gualcamayo Gold Project, Argentina - Technical Report" (Dircksen, 2003). In this report it was erroneously stated that the Salamanca property, 100% owned by MASA, was subject to a 5% net profits royalty. It is actually subject to a 1% net smelter royalty.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

MASA has conducted ongoing metallurgical testing of samples for the Gualcamayo project. The objective of the testing is to provide a reasonable recovery estimate for either a crushed heap leach or conventional milling/CIP process.

16.1 RDI Bottle Roll Tests

In 1998, Resource Development, Inc. ("RDI") completed 16 bottle-roll tests on eight samples of breccia. All samples except one were logged as 100% oxidized, and all consisted of coarse rejects (70%-28 mesh). The results showed gold recoveries in excess of 92% within 24 hours on all oxidized samples; NaCN consumption was low; and fine grinding did not improve recoveries.

In 1999, RDI completed 13 more bottle roll tests of sample composites from both core samples and underground adit grab samples. The results confirmed the previous testwork and established a preliminary relationship of recovery versus oxidation.

Additional NaCN recovery tests confirmed rapid gold recovery within the first 24 hours; better gold recoveries with increased oxidation; low NaCN requirements; and no apparent relationship between recovery and grade.

Another program in 1999 was designed to determine recovery by size fraction and included 20 bottle roll tests. The results established that a 1" (2.54cm) size for heap leaching was reasonable for the first level scoping study.

RDI also conducted gravity concentration recovery tests on two samples. The gold particle size proved to be too fine for gravity concentration.

16.2 Viceroy - Brewery Creek, Castle Mountain Bottle Roll and Column Leach Tests

In 1999, 140 samples of RC cuttings were sent to Viceroy's Brewery Creek and Castle Mountain operations for 24 hour bottle roll testing. The recoveries for oxidized material averaged 85% confirming the amenability of oxide material to direct cyanidation.

In 2000, 90 bottle roll tests were performed on crushed core at the Castle Mountain Mine metallurgical lab. The program was designed to increase the database of the bottle roll tests as well as further define the existing relationships of recovery, lithology, depth, grade and reagent consumption. In addition, four column tests were also carried out in order to establish a column test scale-up factor for the bottle roll database as well as leaching

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kinetics and reagent consumption. The samples for the column test were from core hole 99QD-024.

The current recovery estimate by lithology and oxidation for QDD is summarized below:

Table 16-1 QDD Heap Leach Recovery Estimate

LITHOLOGY	SULFIDE (0-40%)	MIDOXIDE (40-70%)	OXIDE (70-100%)
Limestone	46.6%	65%*	82.9%
Porphyry	31.7%	82.8%	85.3%
Marble	73.7%	57.7%	85.0%
Breccia	43.7%	71.3%	82.5%

* There have been no bottle roll tests conducted within this oxidation group or lithology. The recovery estimate is the average of the sulfide and oxide groups.

This preliminary recovery model is based on 4 column tests and 279 bottle roll tests. As such, the estimate is preliminary in nature and will be updated as further metallurgical testwork is conducted. The model presently uses the logged oxidation as the primary parameter influencing recovery. There do not appear to be any reliable or discernible trends developing for depth from surface or grade as a function of recovery.

To date, a very small percentage (10%) of the mineralized body is classified as sulfide. Additional bottle-roll and column testing will be required prior to any pre-feasibility studies.

16.3 Bulk Sample Test Work 1985-1988

A number of metallurgical tests were carried out between 1985 and 1988 for Mincorp in the labs of Grupo AMSA in Nova Lima, Brazil. Most of the tests were performed on bulk samples collected from underground workings at Amelia Ines, Magdalena and Mina Belgrano and included diagnostic leach testing, cyanidation in bottle rolls and flotation tests. Following the acquisition of Mincorp's 40% interest in the Gualcamayo project in 2002, Viceroy received a binder containing several reports and memoranda pertaining to this work. Unfortunately, many sample locations were either not disclosed or poorly documented. In general the tests showed the material to be highly variable in sulphide content and mineralogy with the proportion of free gold varying from 42 to 85%. Diagnostic leaching indicated that 40 to 70% of the gold was amenable to direct cyanidation.

Only one of the tests reported bulk density measurements and these have been used to determine an average specific gravity for use in the current resource estimation for Amelia Ines and Magdalena (Section 17.3.1) .

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17 MINERAL RESOURCE ESTIMATES

17.1 Databases - General Description

The mineral resource estimates for QDD, Amelia Ines and Magdalena are based on analytical data from core and RC drilling supplemented in part by surface channel samples. All of the sampling and drilling on QDD was carried out by MASA between October 1998 and October 2004. Most of the drilling at Amelia Ines and Magdalena was completed by Mincorp between 1983 and 1988. This consisted of both surface and underground drilling from 3 levels at Amelia Ines and from 4 adits on 2 levels at Magdalena. Details of the drilling programs are summarized in Sections 11 and 12.

Mincorp mapped and collected continuous chip samples throughout all of the underground workings and this data was used to assist in geologic modeling of the zones. The chip sample data was not used for resource estimation as it was not comparable in quality to drill core or channel sampling.

A program of continuous saw-cut channel sampling was carried out in the fall of 2004 in order to provide data for the resource estimation in areas of rugged topography near the east and west extremities of the QDD mineral zone. The program was specifically designed to supplement the drill data in these areas. A number of earlier saw-cut channel samples collected in two earlier surface sampling programs were also used for block model estimation but were not given any influence in determining block classification. This was because they were not part of a continuous trench but isolated 'spot' samples that were designed to test the accuracy of assay results from earlier chip sample lines.

One continuous saw-cut channel sample was also taken in 2004 at Magdalena.

The various data sets are stored in Excel worksheets and were imported into Surpac Vision software for modeling, compositing and block model estimation.

17.2 QUEBRADA DEL DIABLO (QDD)

The main QDD gold zone is a broadly tabular body extending approximately 550 metres in an east-west direction, 240-300 metres wide and varying in thickness from 50-150 metres. The zone crops out on the north-facing cliffs of Cerro Diablo and along the lower wall of the Quebrada del Diablo canyon to the west and at Portezuelo Blanco to the east. West of the canyon, a narrower, steeply-dipping zone extends westward near Portezuelo Belgrano.

The QDD deposit has been tested by 33 core and 48 RC drill holes over an area measuring approximately 1100m east to west, between 100 and 400m north to south and between elevations ranging from 1750 to 2550 m ASL. A relatively small zone measuring less than 100m in diameter lies about 200m north of the main deposit and is believed to have once been part of the main zone with the intervening area removed by erosion and possible fault displacement.

Due to the rugged topography at QDD, a regular drilling grid was impossible to establish. As a result the drill spacing is irregular and the drilling directions vary considerably in both dip and azimuth. One of the main goals of the 2004 drilling program was to fill in gaps in previous drilling. As a result the average sample spacing for the estimated portions of the mineral zone, based on the distance from block centroids to the nearest composite, is 39m.

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The deposit geology was interpreted by the project geologists on vertical cross sections oriented north-south. A 0.4 g/t Au grade cutoff was used as a rough guideline to establish the mineral zone outlines. The sectional geology was imported into Surpac and the mineral zones were modeled as 3-Dimensional solid objects. Five main zone domains were created:

1)	Eastern Zone: Contains the bulk of the deposit and extends from a fault boundary at 2535560 East to the eastern extent of the mineralization near Ptz. Blanco.

2)	Central Zone: A fault bounded block between the Quebrada and the western edge of zone 1.

3)	West Zone: A steeply dipping zone extending westward from the Quebrada.

4)	Satellite Zone: A small isolated zone previously labeled "Target 11" located approximately 200m north from the boundary of the Eastern and Central Zones.

5)	High-Level Structures: Four Narrow zones of calcite veining extending above the Eastern Zone to surface.

Figure 17-1 shows the position of the solid models of the various zones at QDD.

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Figure 17-1 Mineral zone model of QDD deposit

The portions of drill holes intercepting each zone were composited into 2m lengths. The minimum composite length for the last portion of the hole within the zone was 1 metre. Three channel samples that were greater than 4 metres in length were split into 2 intervals. The remaining channels measuring between 1 and 4 metres in length were treated as individual composites with an average width of 1.9 metres. A total of 158 composites were derived from channel samples and 3667 were created from drill holes.

The composite statistics for QDD are shown in Table 17-1. The gold distribution approaches log-normal distribution (Figure 17-2) and shows no evident bimodal nature.

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Table 17-1 QDD Composite Statistics

	Au	Au
	g/t	Capped at
		5 g/t
n	3862	3862

Minimum	0.001	0.001

Maximum	18.850	5.000

Mean	0.860	0.826

Standard Deviation	1.166	0.950

Variance	1.360	0.902

Coefficient of Variation	1.355	1.150

Figure 17-2 Histogram of Au distribution in composites

17.2.1 Density

As part of the year 2000 drill program, bulk densities were determined for 116 drill core specimens from the QDD deposit. Summary statistics are shown in the following table.

Table 17-2 QDD Bulk density measurements

Lithology	Number of analyses	Mean	Standard Deviation	Median
Breccia	91	2.66	0.18	2.68
Marble	13	2.73	0.12	2.71
Limestone	10	2.66	0.10	2.69
All	116	2.66	0.18	2.68

Due to the close similarities of median values and low standard deviations it was decided to use 2.68 as a specific gravity for all lithologies rather that to attempt to model all rock types separately.

Only two samples of intrusive rock were analyzed giving densities of 2.17 and 2.67. Since this number of samples is not considered statistically relevant and one value seemed

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unusually low, the intrusive rocks (which form a relatively minor component of the model) were assigned the same specific gravity as the other host rocks.

17.2.2 Assay Capping

Grade distribution in drill hole data was examined to determine if grade capping or special treatment of high outliers was warranted. A decile analysis of all raw drill data within the QDD zones was performed (Figure 17-3) and it was determined that values above the 99th percentile (5 g/t Au) level should be restricted in influence to an area corresponding to the block size (10m). Beyond this limit the values were capped at 5 g/t prior to compositing. A total of 69 drill hole intervals and 24 channel samples assayed over 5 g/t Au. A total of 78 composites were affected.

Figure 17-3 QDD decile distribution of assay data

17.2.3 Variogram Analysis

Semi-variograms for Au were modeled independently for the eastern, central and western zones in order to determine search parameters and anisotropy. Nugget and sill values were obtained from nested semi-variogram models in the predominant down-hole direction. Nested spherical models with 2 structures were fitted to directional semi-variograms and the results are summarized in the following table:

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Table 17-3 QDD semi-variogram parameters

Zone	Direction	co	c1	r1	c2	r2
Eastern	Az 285 Dip -25	0.205	0.328	17	0.23	103
	Az 015 Dip -15	0.205	0.328	22	0.23	80
	Az 195 Dip -65	0.205	0.328	8.7	0.23	39.6
Central	Az 090 Dip -35	0.097	0.222	9	0.468	60
	Az 000 Dip -0	0.097	0.222	35	0.468	60
	Az 270 Dip -55	0.097	0.222	9	0.468	25
Western	Az 200 Dip -80	0.218	0.397	9	0.514	50
	Az 290 Dip 0	0.218	0.397	9*	0.514	50*
	Az 20 Dip -10	0.218	0.397	5	0.514	19.7
* insufficient data to model variogram - assumed same ranges as principal axis

The satellite zone and the high-level structural zones did not have sufficient data to develop variogram models.

17.2.4 Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 10x10x10 metres. The parameters of the model are summarized in the following table:

Table 17-4 QDD block model parameters

	Min	Max	Extent	Block Size	Number of Blocks
X	2534900	2536500	1600	10	160
Y	6712500	6713700	1200	10	120
Z	1800	2700	900	10	90

Previous resource estimations used a smaller block size of 5x5x5 in order to simulate the complexity of the zones as they were interpreted at that time. The present zone models are more uniform in shape and it was decided that such a small block size was no longer required. The increased block size used for this model serves to increase the confidence in the estimation as well as reflecting the variation in grade distribution.

Block values were estimated by ordinary Kriging for the three main zones and by the inverse distance cubed method for the four, narrow, high-level structural zones. Search ellipsoids and search distances were derived using the variogram model parameters for each of the main zones. In the case of the western zone the maximum search range was increased to 100 metres in order to estimate a significant portion of the blocks within the zone constraints. A minimum of 3 composites were required to estimate a block and only the closest 16 composites were used. For the three main zones, no more than 5 composites were permitted from a single drill hole. For the 4 high-level structural zones there were no constraints placed on the number of holes used as there was very little data available.

Composites from twinned holes QDR-16 and QD-41, located on the boundary of the eastern and western zones, were used for both zones. Elsewhere, only composites falling within the zones were used in the block estimation. Search parameters used for the individual zones are shown in the following table:

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Table 17-5 QDD block model search parameters

Zone	Interpolation Method	Number of Composites Used	Ellipsoid Orientation			Max Search Distance	Anisotropy Ratios
			Azim	Plunge	Tilt		Major / Semimajor	Major/ Minor
Eastern*	Kriging	2754	285	-25	-15	100	1.3	2.6
Central	Kriging	784	90	-35	0	60	1	2.4
Western	Kriging	227	290	0	80	100	1	2.5
HL Struct #1	ID3	15	295	-25	-50	50	1	5
HL Struct #2	ID3	79	340	-65	0	50	1	5
HL Struct #3	ID3	97	350	-65	0	50	1	5
HL Struct #4	ID3	23	345	-55	0	50	1	5

* including isolated satellite zone to north

The block percent within each zone and below topography was also assigned to each block. The final resource statistics were weighted by the block percent such that only the percentage of each block within the zones and below surface was used.

17.2.5 Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Measured Mineral Resource
A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The Kriged block model estimates for the three main zones were classified as measured, indicated or inferred using a geostatisical method based on the block kriging variance (Blackwell, 1999). The relative kriging standard deviation (RKSD) provides a quantitative

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value incorporating the nugget effect, sill value, number of composites used in the interpolation, and location of the composites relative to the anisotropy. The limits used for determining the classification were derived from visual inspection of plans and sections. The following values and parameter were used for block classification:

Measured: RKSD < 0.45 and including composites from at least 2 drill holes
Indicated: RKSD >=0.45 and < 0.65
Inferred: All remaining interpolated blocks

All blocks within the four high-level structural zones were estimated by the ID3 method and were assigned to the inferred category.

The following figures illustrate the distribution of the three classes in plan view and cross section.

Figure 17-4 Plan view of QDD block model showing block classification
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Figure 17-5 Sectional view of QDD block model showing block classification

17.2.6 Mineral Resource Estimate

The following table shows the block model resource statistics by category and cutoff grade.

Table 17-6 QDD mineral resource estimate

Cutoff Grade g/t Au	MEASURED			INDICATED			MEASURED + INDICATED			INFERRED
	Tonnes (000's)	Grade Au g/t	oz Au (000's)	Tonnes (000's)	Grade Au g/t	oz Au (000's)	Tonnes (000's)	Grade Au g/t	oz Au (000's)	Tonnes (000's)	Grade Au g/t	oz Au (000's)
0.30	5,672	0.953	174	39,612	0.919	1,170	45,284	0.923	1,344	13,722	1.055	465
0.40	5,130	1.016	168	36,763	0.963	1,138	41,893	0.969	1,305	12,300	1.137	450
0.50	4,495	1.097	159	32,586	1.028	1,077	37,081	1.037	1,236	11,323	1.196	435
0.60	3,953	1.172	149	28,212	1.103	1,000	32,165	1.111	1,149	10,057	1.27727	413
0.70	3,388	1.259	137	23,965	1.183	911	27,353	1.192	1,048	9,015	1.350	391
0.80	2,841	1.357	124	19,935	1.271	815	22,776	1.281	938	8,115	1.416	369
0.90	2,323	1.469	110	16,518	1.358	721	18,841	1.371	831	7,048	1.501	340
1.00	1,978	1.560	99	13,533	1.448	630	15,511	1.462	729	6,055	1.592	310

Figures 17-6 to 17-8 show block grade estimates and classifications in representative cross sectional views through the QDD deposit.

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Figure 17-6 Cross section of block model grades - Eastern QDD zone

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Figure 17-7 Cross section of block model grades - Central QDD zone

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Figure 17-8 Cross section of block model grades - Eastern QDD zone

Figure 17-9 illustrates the position of the mineralized zones at QDD.

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Figure 17-9 View of QDD looking SE showing position of 0.5 g/t Au grade shell
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17.3 AMELIA INES

At Amelia Ines, skarn-hosted mineralization has been defined by drilling over an area measuring approximately 400 x 200 metres in lateral extend and to a depth of 200 metres. The deposit has been tested by 112 drill holes (8,390 metres) in four programs. Details of the previous work are shown in the following table:

Table 17-7 Amelia Ines work summary

Company	Year	Work	Holes	Total m
Mincorp	1983-88	Surface Core Drilling	27	3170
Mincorp	1983-88	Underground Core Drilling	78	3962
MASA	2000	Surface RC Drilling	2	311
MASA	2004	Surface RC Drilling	5	947
		Total Drilling	112	8390
Mincorp	1983-88	Underground Development		1405

The average drill sample spacing for the estimated portions of the mineral zone, based on the distance from block centroids to the nearest composite, is 19 metres. The average spacing on levels with underground workings is approximately 15 metres.

The geologic model for Amelia Ines is based on detailed underground mapping, chip sampling and drilling. Level plans were interpreted by the project geologists on 20 metre intervals. A 0.5 g/t Au grade cutoff was used as a rough guideline to establish the mineral zone outlines. The level geology was imported into Surpac and the mineral zones were modeled as 3-Dimensional solid objects. The main zone shows best continuity in the vertical direction and lies near irregular intrusive contacts between skarn/marble and diorite porphyry bodies. A small, secondary zone lies to the west near the end of the 2027 level development. The vertical extent of this zone was limited to 15 metres above and below the level due to lack of data in this direction. Figure 17-10 shows the a plan view of the geologic model.

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Figure 17-10 Amelia Ines mineral zone model

The portions of drill holes intercepting each zone were composited into 2m lengths. The minimum composite length for the last portion of the hole within the zone was 1 metre. The composite statistics for Amelia Ines are shown in Table 17-8. The gold distribution approaches log-normal distribution (Figure 17-11) and shows no evident bimodal nature.

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Table 17-8 Amelia Ines composite statistics

	Au g/t	Au Capped at 38g/t
n	1057	1057
Minimum	0.005	0.005
Maximum	74.22	38
Mean	2.8	2.6
Stdandard Deviation	6.03	4.79
Variance	36.36	22.91
Coefficient of Variation	2.15	1.836

Figure 17-11 Amelia Ines histogram of composite Au values

17.3.1 Density

In 1988, Anglo American reported bulk density measurements from 10, 1-tonne bulk samples taken from mineralized material during the underground development at Amelia Ines. The results are shown in the following Table.

Table 17-9 Amelia Ines bulk density measurements

Sample	Density
1	2.7
2	2.6
3	2.6
4	2.9
5	3.0
6	2.9
7	3.1
8	2.6
9	2.6
10	2.8
Mean	2.78
Median	2.75

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The median value of 2.75 is considered to be a representative value for the mineralized zones at Amelia Ines and Magdalena. The higher density compared to that at QDD is attributed to the host lithology (skarn) and higher sulfide content.

17.3.2 Assay Capping

Grade distribution in drill hole data was examined to determine if grade capping or special treatment of high outliers was warranted. A decile analysis of all raw drill data within the Amelia Ines zones was performed (Figure 17-12) and it was determined that values above the 99th percentile (38 g/t Au) level should be restricted in influence to an area corresponding to the block size (5m). Beyond this limit the values were capped at 38 g/t prior to compositing. A total of 30 drill hole intervals assayed over 38 g/t Au. A total of 20 composites were affected.

Figure 17-12 Decile distribution - Amelia Ines Au assays

17.3.3 Variogram Analysis

Semi-variograms for Au were modeled for the main zone in order to determine search parameters and anisotropy. Nugget and sill values were obtained from nested semi-variogram models in the predominant down-hole direction. Nested spherical models with 2 structures were fitted to directional relative semi-variograms and the results are summarized in the following table:

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Table 17-10 Amelia Ines semi-variogram parameters
Direction	co	c1	r1	c2	r2
Az 310 Dip -70	3.74	11.81	10.5	9.83	55.7
Az 220 Dip 0	3.74	11.81	12.2	9.83	31.8
Az 040 Dip 20	3.74	11.81	9.7	9.83	25.1

17.3.4 Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 5x5x5 metres. The parameters of the model are summarized in the following table:

Table 17-11 Amelia Ines block model parameters

	Min	Max	Extent	Block Size	Number of Blocks
X	2534300	2534900	600	5	120
Y	6713700	6714200	500	5	100
Z	1900	2300	400	5	80

The relatively small block size is deemed necessary to adequately model the zone which often measures less than 10 metres in width. Furthermore, a significant percentage of the zone has a sample spacing averaging 15 metres which is considerably tighter than that at QDD.

Block values were estimated by ordinary Kriging. Search ellipsoids and search distances were derived using the variogram model parameters with the longest axis in the vertical direction and the minor axis in the N-S direction (horizontal). The maximum search range was 50 metres and a minimum of 3 composites were required to estimate a block. Only the closest 18 composites were used and no more than 5 composites were permitted from a single drill hole. The following table summarizes the search parameters used for Amelia Ines resource estimation.

Table 17-12 Amelia Ines block model search parameters

Number of Composites Used	Ellipsoid Orientation			Max Search Distance	Anisotropy Ratios
	Azim	Plunge	Tilt		Major / Semimajor	Major/ Minor
1057	310	-70	0	50	1.9	2

17.3.5 Mineral Resource Classification

The Kriged block model estimates for Amelia Ines were classified as measured, indicated or inferred using relative kriging standard deviation (RKSD). The limits used for determining the classification were derived from visual inspection of plans and sections. The following values and parameter were used for block classification:

Measured: RKSD < 2.5 and including composites from at least 2 drill holes
Indicated: RKSD >=4.0 and < 2.5
Inferred: All remaining interpolated blocks

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Figure 17-13 shows the block classification on the 2027 level:

AMELIA INES
2027m Level
6714100 N
6714050 N
6714000 N
6713950 N
6713900 N
6713850 N
25 34450 E
25 34500 E
25 34550 E
25 34600 E
25 34650 E
25 34700 E
25 34750 E
BLOCK CLASSIFICATION
INFERRED
INDICATED
MEASURED
Y
X

Figure 17-13 Plan of Amelia Ines block model showing block classification
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17.3.6 Mineral Resource Estimate

The following table shows the block model resource statistics for Amelia Ines by category and cutoff grade.

Table 17-13 Amelia Ines resource estimation

Cutoff Grade g/t Au	MEASURED			INDICATED			MEASURED + INDICATED			INFERRED
	Tonnes (000's)	Grade Au g/t	oz Au (000's)	Tonnes (000's)	Grade Au g/t	oz Au (000's)	Tonnes (000's)	Grade Au g/t	oz Au (000's)	Tonnes (000's)	Grade Au g/t	oz Au (000's)
0.4	212	3.01	20.5	1,949	2.74	171.8	2,161	2.77	192.3	414	1.84	24.5
0.5	203	3.12	20.4	1,910	2.79	171.2	2,114	2.82	191.6	383	1.95	24.0
0.6	192	3.28	20.2	1,852	2.86	170.2	2,043	2.90	190.4	344	2.11	23.3
0.7	185	3.37	20.1	1,786	2.94	168.8	1,971	2.98	188.9	323	2.20	22.9
0.8	173	3.55	19.8	1,708	3.04	167.0	1,881	3.09	186.7	296	2.33	22.2
0.9	165	3.68	19.5	1,631	3.14	164.9	1,796	3.19	184.4	274	2.46	21.6
1.0	157	3.83	19.3	1,538	3.28	162.0	1,695	3.33	181.3	240	2.67	20.6
2.0	96	5.35	16.5	912	4.56	133.7	1,008	4.64	150.2	121	3.98	15.5
3.0	62	6.97	14.0	632	5.50	111.8	695	5.63	125.8	72	4.99	11.5
5.0	38	8.97	11.0	310	7.21	71.8	348	7.40	82.8	27	6.81	6.0

Figures 17-14 to 17-16 show block grade distribution for the three developed levels at Amelia Ines

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Figure 17-14 Amelia Ines 2000m level plan showing block grade estimates
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Figure 17-15 Amelia Ines 2027m level plan showing block grade estimates
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Figure 17-16 Amelia Ines 2082m level plan showing block grade estimates
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17.4 MAGDALENA

At Magdalena, the main zone of skarn-hosted mineralization has been roughly defined by drilling over an area measuring approximately 135 x 100 metres in lateral extend and to a depth of 300 metres. A second zone defined by 3 drill holes and one channel sample line is interpreted to lie parallel to a fold axis plunging 20-30Ú to the northwest. Due to the sparse sample data, continuity of this zone remains uncertain and only portions within 50 metres of the closest samples were estimated. The deposit has been tested by 30 drill holes (3,558 metres) in three programs. Details of the previous work are shown in the following table:

Table 17-14 Magdalena - previous work

Company	Year	Work	Holes	Total m
Mincorp	1983-88	Surface Core Drilling	8	900
Mincorp	1983-88	Underground Core Drilling	14	814
MASA	2004	RC Drilling	8	1844
		Total Drilling	30	3558
Mincorp	1983-88	Underground Development		335

The average drill sample spacing for the estimated portions of the mineral zone, based on the distance from block centroids to the nearest composite, is 24 metres.

The geologic model for Magdalena is based on detailed underground mapping, chip sampling, channel sampling and drilling. Vertical cross sections oriented north-south were interpreted by the project geologists on 25 metre intervals for the main zone and irregular intervals for the southeastern fold-axis zone. A 0.5 g/t Au grade cutoff was used as a rough guideline to establish the mineral zone outlines. The sectional geology was imported into Surpac and the mineral zones were modeled as 3-Dimensional solid objects. Figure 17-17 illustrates the position and shape of the modeled zones.

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Figure 17-17 Magdalena mineral zone model

The portions of drill holes intercepting each zone were composited into 2m lengths. The minimum composite length for the last portion of the hole within the zone was 1 metre. The composite statistics for Magdalena are shown in Table 17-15.

Table 17-15 Magdalena composite statistics

	Au g/t	Au Capped at 5g/t
n	473	473
Minimum	0.005	0.005
Maximum	19.783	15
Mean	1.518	1.454
Stdandard Deviation	2.55	2.25
Variance	6.51	5.06
Coefficient of Variation	1.68	1.55

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Figure 17-18 Magdalena - histogram of Au in composites

The gold distribution approaches log-normal distribution (Figure17-18) and shows a possible bimodal distribution. This is attributed to a significant amount of sub 0.5 g/t Au grade within the modeled zones. Further sampling will be required in order to separate these high and low grade populations.

17.4.1 Density

No bulk density data is available for the material within the mineralized zones at Magdalena. However, since it is believed to be part of the same mineralizing event as the adjacent Amelia Ines deposit, it can be reasonably assumed that the density is similar. Consequently the same density of 2.75 was used for the resource estimation.

17.4.2 Assay Capping

Grade distribution in drill hole and channel sample data was examined to determine if grade capping or special treatment of high outliers was warranted. A decile analysis of all raw drill data within the Amelia Ines zones was performed (Figure 17-19) and it was determined that values above the 99th percentile (rounded to 15 g/t Au) should be capped at that level prior to compositing. A total of 15 drill hole intervals assayed over 15 g/t Au. A total of 14 composites were affected.

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Figure 17-19 Decile distribution of gold assays as Magdalena

17.4.3 Variogram Analysis

There were insufficient data points available to model directional semi-variograms with any degree of confidence. Pairwise relative variograms using wide search spreads indicated maximum ranges of up to 44 metres.

17.4.4 Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 5x5x5 metres. The parameters of the model are summarized in the following table:

Table 17-16 Magdalena block model parameters

	Min	Max	Extent	Block Size	Number of blocks
X	2533950	2534450	500	5	100
Y	6713850	6714400	550	5	110
Z	1750	2350	600	5	120

Block values were estimated by Inverse Distance Weighting to the third power (ID3). Search parameters were developed based primarily on the zone geometry. The following table shows these parameters for the two zones:

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Table 17-17 Magdalena block model search parameters

Zone	Number of Composites Used	Ellipsoid Orientation			Max Search Distance	Anisotropy Ratios
		Azim	Plunge	Tilt		Major / Semimajor	Major/ Minor
Main	406	90	0	90	50	1	1.5
Southeast	67	330	-30	90	50	2	3

17.4.5 Mineral Resource Classification

Drilling and sampling to date has not verified the geological and grade continuity of the Magdalena deposit and the resource is therefore classified as inferred.

17.4.6 Mineral Resource Estimate

The following table shows the block model inferred resource statistics for Magdalena at varying cutoff grades:

Table 17-18 Magdalena inferred resource estimate

Cutoff g/t Au	Tonnes 000's	Au g/t	oz Au (000's)
0.40	2,695	1.78	154
0.50	2,526	1.87	151
0.60	2,358	1.96	149
0.70	2,203	2.05	145
0.80	2,005	2.18	140
0.90	1,839	2.30	136
1.00	1,693	2.42	131
2.00	695	3.82	85
3.00	281	5.92	53
5.00	117	8.92	34

Figures 17-20 to 17-22 illustrate the block grade distribution in plan view.

Figure 17-23 shows a view of the Amelia Ines deposit from QDD. Figure 17-24 illustrates the relative position of the Magdalena and Amelia Ines deposits.

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Figure 17-20 Madgalena 2000m level plan showing block grade estimates
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Figure 17-21 Madgalena 1980m level plan showing block grade estimate

Figure 17-22 Madgalena 1956m level plan showing block grade estimate
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Figure 17-23 View of Amelia Ines looking west

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Figure 17-24 Sectional view looking north showing relative position of Amelia Ines and Magdalena zones
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18 OTHER RELEVANT DATA AND INFORMATION

The author is of the opinion that all known relevant technical data and information with regard to the Gualcamayo gold project has been reviewed and addressed in this Technical Report.

19 INTERPRETATION AND CONCLUSIONS

The Gualcamayo project contains three deposits in an advanced stage of exploration. The current data and information is adequate for the assumptions, conclusions and recommendations included in this report. The updated mineral resource estimates are summarized in the following table:

Table 19-1 Summary of mineral resource estimates using a 0.5 g/t Au cutoff

Mineral Deposit	Resource Category	Tonnes (000's)	Grade Au (g/t)	Contained ounces Au (000's)
QUEBRADA DEL DIABLO (QDD)	Measured	4,495	1.10	159
	Indicated	32,586	1.03	1,077
	Measured + Indicated	37,081	1.04	1,236
	Inferred	11,323	1.20	435
AMELIA INES	Measured	203	3.12	20
	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	383	1.95	24
MAGDALENA	Inferred	2,526	1.87	151

20 RECOMMENDATIONS

The ultimate limits of the QDD deposit have yet to be defined. Additional fill-in and definition drilling is recommended in order to bring inferred resources into the indicated category and to establish the extent of gold mineralization.

The Magdalena deposit requires further drilling to better establish continuity and geometry. Recent drilling has also demonstrated that the Amelia Ines deposit is open to expansion and the area between Magdalena and Amelia Ines remains highly prospective. Several other targets on the property also merit further investigation.

The data from saw-cut channel sample lines was a helpful addition to the geological model and resource estimation. The use of this sampling procedure in areas of difficult access is an acceptable alternative to drilling.

It is recommended that site specific standards be used for all future drilling/channel sampling programs to monitor laboratory accuracy.

Consideration should be given to changing the primary assay laboratory if sample handling problems are not resolved to the satisfaction of the project supervisor.

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21	REFERENCES

Anglo American Corporation internal report, April 1988, Ensaios de Laboratorio Con Minerio Da Mina de Amelia Ines

Blackwell, G., 1999, 'Relative Kriging Errors - A basis for Mineral Resource Classification', Expl. Min. Geol. v7, nos. 1 and 2, pp. 99-106.

Dean, J., Lynch, W., 1998, 1999, Summary Reports on Surface Sampling, Road Construction, and RC/DD Programs, Internal Reports.

Diment, R., November 2001, 2000 Exploration Progress Report, Gualcamayo Project, Internal Report.

Dircksen, Paul E., July 2003, Technical Report, Gualcamayo Gold project.

Hernandez, M., Dec., 2000. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto "Lajitas Tamberías", Expediente Nº 425-497-2000; approval pending.

Hodder, R.W., March 2000, The Magdalena Prospect, Gualcamayo Project, Internal Report.

Hodder, R.W., August 1999, Compilation of 500 Scale Geologic Map Sheets, Plus Update on Rock Types, Structure, and Regional Setting, Gualcamayo Project, Internal Report.

Hodder, R.W., April 1999, Controls to Gold Mineralization, Gualcamayo Project, Internal Report.

Lynch, W., October, 2000, Gualcamayo Y2K Channel Sampling, Internal Memo

Marquis, P.F., 2000, Gualcamayo Structural Program, Internal Report.

Minera Mincorp SA, 1988, Hualcamayo Project, Exploration Report and Evaluation of Results.

MRDI, January 2000, Minas Argentina, S.A., Review and Confirmation of Resource Model, Gualcamayo Gold Deposit Argentina.

Ray. G.E., 2003. Geological Observations at the Gualcamayo Gold Property, San Juan Province, Western Argentina, Internal Report.

RDI, 1998-1999, Progress Reports, Bottle Roll Cyanidation, Gravity, Gualcamayo Project, Internal Report.

Rowell, W.F. 1997, Evaluation of the Gualcamayo Gold Skarn System, San Juan Province, Argentina, Internal Report.

Rowell, W.F., 1998, Summary Report on the Gualcamayo Project, Internal Report.

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Sanchez, A and Hernandez, M., Nov. 1997. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto Hualcamayo" Expediente Nº: 520-1051-97, Approved by Resolution 285-HCM-98, June, 1998.

Sillitoe, R.H., 1986, Gualcamayo Gold Prospect, Mincorp Memo.

Sillitoe, R.H., July 2004, Controls on the Quebrada del Diablo Gold Mineralization, Gualcamayo Prooject, Argentina, Internal Report

Simpson, R.G., 1999 - 2001, Series of Internal Memorandums Summarizing Resource Estimates for Quebrada del Diablo and Amelia Ines, Gualcamayo Project, Argentina.

Thrall, Brad A., 2000, Metallurgical Testing Progress Report, Preliminary Recovery Model, Gualcamayo Project, San Juan, Argentina, Internal Report

Viceroy Resource Corp., 1999, NaCN Bottle Roll Tests, Internal Memorandum.

Viceroy Resource Corp., 1999, The Gualcamayo Project: A Project Scoping, Viceroy Technical Services Group, Internal Report.

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Certificate of Author

I, RONALD G. SIMPSON, P.Geo, do hereby certify that:

1.	I am a Consulting Geologist with an office at 1975 Stephens St. Vancouver, British Columbia.

2.	I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975.

3.
I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada.

4.	I have practiced my profession continuously since 1975.

5.
I have read the definition of "qualified person" set out in National instrument 43 101 ("NI 43 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43 101.

6.
This report is based on a study of the technical data and literature available on the Gualcamayo Project. I am responsible for the resource estimations completed in Vancouver during 2004. A period of 5 days was spent on site from August 21-25, 2004.

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43 101.

9.	I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED at Vancouver, British Columbia, this 8 day of December 2004.

_________________________________________________
Ronald G. Simpson, P.Geo.

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APPENDIX I
2004 DRILLING - SITE LOCATIONS

2004 Reverse Circulation Drilling Program
Drill Hole Collar Locations

Hole	Area	Easting	Northing	Elev	Length	Azim	Inclin
04QDR-059	QDD	2535544.04	6713618.17	1981.86	250.00	134.50	-65.00
04QDR-060	QDD	2535542.15	6713622.33	1981.22	245.50	29.00	-81.50
04QDR-061	QDD	2535540.65	6713623.17	1981.81	216.00	3.50	-60.50
04QDR-062	Magdalena	2534167.95	6714164.43	2098.48	174.00	180.00	-67.50
04QDR-063	Magdalena	2534165.70	6714163.62	2098.46	258.00	360.00	-86.50
04QDR-064	Magdalena	2534165.76	6714165.18	2098.33	180.00	360.00	-65.00
04QDR-065	Amelia Ines	2534710.64	6713848.26	2108.46	200.00	149.00	-55.00
04QDR-066	QDD	2535864.20	6713054.12	2443.11	372.00	0.00	-90.00
04QDR-067	QDD	2535863.17	6713054.09	2443.02	245.00	270.00	-69.00
04QDR-068	QDD	2535863.75	6713054.41	2443.01	402.00	277.50	-75.00
04QDR-069	QDD	2535865.93	6713058.38	2446.32	452.00	360.00	-63.00
04QDR-070	QDD	2535945.19	6713068.40	2457.88	404.00	333.00	-75.00
04QDR-071	QDD	2536093.98	6713057.78	2459.35	302.00	20.00	-72.00
04QDR-072	QDD	2536002.96	6713103.51	2432.61	212.00	180.00	-62.00
04QDR-073	QDD	2536002.83	6713104.94	2432.28	310.00	0.00	-90.00
04QDR-074	QDD	2536000.01	6713113.13	2431.36	350.00	347.00	-67.50
04QDR-075	QDD	2536046.13	6713141.64	2422.95	300.00	12.00	-75.00
04QDR-076	QDD	2536046.18	6713133.30	2423.26	271.00	180.00	-55.00
04QDR-077	QDD	2535972.72	6713134.58	2414.88	319.00	320.00	-77.00
04QDR-078	QDD	2536047.12	6713141.32	2422.88	300.00	360.00	-86.00
04QDR-079	Target 3D	2533845.54	6713762.68	2358.36	274.00	342.00	-75.00
04QDR-080	Target 3D	2533846.18	6713761.06	2358.36	276.00	28.00	-59.50
04QDR-081	Target 3D	2533808.66	6713725.66	2359.23	306.00	351.00	-58.50
04QDR-082	Target 3D	2533805.06	6713720.42	2359.28	270.00	279.00	-66.50
04QDR-083	Target K	2534291.45	6713567.61	2388.99	206.00	227.00	-57.50
04QDR-084	Target K	2534297.84	6713574.80	2388.55	230.00	31.50	-65.00
04QDR-085	Amelia Ines	2534698.34	6713857.62	2108.56	200.00	279.00	-56.00
04QDR-086	Amelia Ines	2534698.34	6713899.22	2109.28	150.00	267.00	-56.00
04QDR-087	Amelia Ines	2534687.41	6713951.40	2106.35	198.00	142.50	-68.00
04QDR-088	Amelia Ines	2534682.13	6713956.53	2106.08	199.00	227.00	-59.50
04QDR-089	Magdalena	2534206.40	6714078.04	2097.61	295.00	359.50	-59.00
04QDR-090	Magdalena	2534265.79	6714258.44	1970.94	300.00	212.00	-56.00
04QDR-091	Magdalena	2534067.02	6714232.78	1992.24	253.00	132.50	-61.00
04QDR-092	QDD	2535945.95	6713062.73	2458.34	306.00	179.00	-85.00
04QDR-093	QDD	2536087.24	6713054.08	2459.46	240.00	0.00	-90.00
04QDR-094	QDD	2536045.79	6713087.89	2453.37	180.00	180.00	-56.00
04QDR-095	QDD	2535901.66	6713013.30	2477.36	348.00	360.00	-76.00
04QDR-096	Target 3D	2533848.04	6713754.85	2358.73	240.00	179.00	-59.50
04QDR-097	QDD	2536048.89	6713140.38	2422.83	240.00	45.00	-73.00
04QDR-098	Tunnel D	2534894.30	6713793.43	2023.48	162.00	210.00	-60.00
04QDR-099	QDD	2535259.87	6713350.65	2053.84	264.00	180.00	-55.00
04QDR-100	QDD	2535356.12	6713283.94	2111.51	200.00	180.00	-70.00
04QDR-101	QDD	2535466.76	6713338.40	2119.23	156.00	360.00	-85.00
04QDR-102	QDD	2535448.85	6713250.12	2111.88	199.00	235.00	-80.00
04QDR-103	Magdalena	2534350.03	6714046.98	2090.51	186.00	190.00	-55.50
04QDR-104	Magdalena	2534317.05	6714041.21	2093.71	198.00	290.00	-61.00
04QDR-105	QDD	2535593.64	6713558.86	1974.74	84.00	135.00	-65.00

APPENDIX II
2004 DRILLING - SIGNIFICANT INTERCEPTS

Gualcamayo Gold Project
2004 Drilling Program - Significant Intercepts

The following table shows all significant intervals exceeding 2 metres in length using a cutoff grade of 0.4 g/t Au. Internal waste was included only if the average with the adjacent sample was greater or equal to 0.4 g/t Au.

Hole	Interval		Width	Au g/t	Area	Comments
	From	To
04QDR-059	0.0	30.0	30.0	2.311	QDD
including	6.0	22.0	16.0	3.178
04QDR-060	2.0	36.0	34.0	0.937	QDD
04QDR-061	6.0	12.0	6.0	1.103	QDD
04QDR-062	0.0	16.0	16.0	0.641	Magdalena
04QDR-063	0.0	6.0	6.0	0.566	Magdalena
	16.0	42.0	26.0	1.783
including	22.0	28.0	6.0	3.643
	106.0	146.0	40.0	0.879
	194.0	200.0	6.0	3.131
	208.0	222.0	14.0	0.666
	242.0	254.0	12.0	1.315
04QDR-064	84.0	112.0	28.0	3.260	Magdalena
	98.0	110.0	12.0	6.768
	124.0	140.0	16.0	0.761
	162.0	174.0	12.0	3.618
04QDR-065	36.0	42.0	6.0	1.492	Amelia ines
04QDR-066	132.0	148.0	16.0	1.280	QDD
	210.0	256.0	46.0	0.865
including	218.0	250.0	32.0	1.001
04QDR-067	150.0	245.0	95.0	1.082	QDD
including	150.0	176.0	26.0	2.127
04QDR-068	112.0	122.0	10.0	0.759	QDD
	140.0	200.0	60.0	0.945
	166.0	188.0	22.0	1.860
	228.0	262.0	34.0	1.022
including	236.0	260.0	24.0	1.227
04QDR-069	124.0	140.0	16.0	1.170	QDD
	264.0	322.0	58.0	0.746
including	278.0	288.0	10.0	1.410
04QDR-070	130.0	140.0	10.0	1.206	QDD
	204.0	288.0	84.0	0.740
including	260.0	288.0	28.0	1.181
04QDR-071	138.0	196.0	58.0	0.866	QDD
including	138.0	152.0	14.0	1.250
including	170.0	194.0	24.0	1.130
04QDR-072	0.0	32.0	32.0	0.489	QDD
	116.0	160.0	44.0	0.796
04QDR-073	112.0	142.0	30.0	1.338	QDD

Hole	Interval		Width	Au g/t	Area	Comments
	From	To
	192.0	256.0	64.0	2.442
including	202.0	234.0	32.0	3.428
including	244.0	252.0	8.0	2.450
04QDR-074	124.0	138.0	14.0	1.075	QDD
	190.0	196.0	6.0	1.510
	224.0	278.0	54.0	1.142
including	248.0	260.0	12.0	2.301
04QDR-075	80.0	174.0	94.0	0.796	QDD
including	100.0	120.0	20.0	1.606
	214.0	220.0	6.0	1.417
04QDR-076	100.0	188.0	88.0	1.158	QDD
including	142.0	166.0	24.0	2.440
04QDR-077	198.0	252.0	54.0	1.304	QDD
including	204.0	236.0	32.0	1.764
including	220.0	232.0	12.0	2.253
04QDR-078	6.0	14.0	8.0	1.855	QDD
	92.0	216.0	124.0	1.210
including	94.0	110.0	16.0	2.098
including	194.0	206.0	12.0	2.295
04QDR-079	48.0	82.0	34.0	0.814	Target 3D
	98.0	110.0	12.0	0.652
	182.0	196.0	14.0	0.513
	200.0	216.0	16.0	0.628
04QDR-080	28.0	34.0	6.0	1.291	Target 3D
	46.0	50.0	4.0	1.354
	172.0	188.0	16.0	0.610
04QDR-081	98.0	114.0	16.0	0.947	Target 3D
04QDR-082	224.0	238.0	14.0	0.696	Target 3D
04QDR-083	no significant intervals > 2 m				Target K
04QDR-084	no significant intervals > 2 m				Target K
04QDR-085	24.0	30.0	6.0	1.862	Amelia Ines
	140.0	160.0	20.0	1.333
04QDR-086	10.0	42.0	32.0	6.779	Amelia Ines
including	28.0	38.0	10.0	17.540
	56.0	68.0	12.0	0.618
	130.0	136.0	6.0	0.981
	148.0	150.0	2.0	4.390		end of hole
04QDR-087	94.00	100.0	6.0	2.755	Amelia Ines
	108.0	124.0	16.0	1.698
04QDR-088	44.00	56.0	12.0	2.188	Amelia Ines
	160.0	172.0	12.0	0.687
	182.0	198.0	16.0	0.690
04QDR-089	90.0	96.0	6.0	0.555	Magdalena
	112.00	146.0	34.0	7.005
including	124.0	146.0	22.0	10.468

Hole	Interval		Width	Au g/t	Area	Comments
	From	To
	168.0	204.0	36.0	1.994
04QDR-090	no significant intervals > 2 m				Magdalena
04QDR-091	148.00	154.0	6.0	1.180	Magdalena
04QDR-092	158.00	182.0	24.0	1.443	QDD
	200.0	256.0	56.0	1.102
04QDR-093	122.00	128.0	6.0	2.328
	152.0	168.0	16.0	3.338
	210.0	218.0	8.0	1.079
04QDR-094	8.00	14.0	6.0	3.137
04QDR-095	130.00	136.0	6.0	0.603
	188.0	208.0	20.0	1.665
including	194.0	206.0	12.0	2.165
	260.0	320.0	60.0	0.997		Includes 1 interval with no recovery
including	302.0	314.0	12.0	1.828
04QDR-096	no significant intervals > 2 m				Target 3D
04QDR-097	96.00	138.0	42.0	1.475	QDD
including	118.0	128.0	10.0	2.887
	154.0	162.0	8.0	1.239
	170.0	176.0	6.0	1.054
04QDR-098	no significant intervals > 2 m				Tunnel D
04QDR-099	118.00	180.0	62.0	2.805	QDD
including	150.0	166.0	16.0	6.408
including	156.0	160.0	4.0	14.625
04QDR-100	80.00	128.0	48.0	1.096	QDD
including	92.0	98.0	6.0	2.333
04QDR-101	0.0	80.0	80.0	0.871	QDD
	0.0	6.0	6.0	2.157
	110.0	124.0	14.0	1.338
04QDR-102	10.0	18.0	8.0	0.972	QDD
	26.0	34.0	8.0	1.004
	136.0	154.0	18.0	1.009
04QDR-103	no significant intervals > 2 m				Magdalena
04QDR-104	86.00	94.0	8.0	2.253	Magdalena
	128.0	146.0	18.0	1.269
	158.0	170.0	12.0	5.163
	176.0	186.0	10.0	1.866
04QDR-105	no significant intervals > 2 m				QDD

APPENDIX III
2004 DRILLING - LOGGING SHEETS

MINAS ARGENTINAS S.A.

PROYECTO QUEBRADA DEL DIABLO

LOG DE PEFORACION - TESTIGO

NUMERO DE SONDAJE:__________________ **AZIMUT :**__________ **INCLIN.:**__________ **PROFUNDIDAD TOTAL:**__________________ **GEOLOGO:**______________ **PERFORADO POR:**__________________ **HOJ A** ___ **DE** _____

UBICACION:____ **COORDENADAS:**____ **MAQUINA:**____ ____________________

DIAMETRO DE MECHA:_________________ **FECHAS DE LOGEAR :**______________________________ **COTA:**__________________ **FECHA DE INICIO:**____________________ **FECHA FINAL:**____________________

DESDE	HASTA	LITOLOGIA				BRECHA																ESTAD. de OXID.	MIN'LS de OXID.		ALTERACION/ METAMORFISMO					MINERALIZACION						MINERALES SULFUROS						MINERALES NON-SULFUROS SIGNIFICANTES				
						CLASTOS								MATRIZ																																
		UNIDAD	TEXTURA	TOMANO de GRANOS/ FENOCRISTALES	TIPO DE MAFICO	INTENS. CLASTOS	TAM. CLASTO DOM	TIPO DE CLASTO 1	INTENSIDAD	TIPO DE CLASTO 2	INTENSIDAD	TIPO DE CLASTO 3	INTENSIDAD	INTENS. MATRIZ	TAM. MATRIZ DOM	TIPO DE MATRIZ 1	INTENSIDAD	TIPO DE MATRIZ 2	INTENSIDAD	TIPO DE MATRIZ 3	INTENSIDAD	% de Roca Total OXIDADA	HEMATITA	LIMONITA	MET. CONTACTO	SILICIFICACION	[illegible]	ARGILITIZACION	PROPILITIZACION	ESTILO 1	MINERAL 1	INTENSIDAD	ESTILO 2	MINERAL 2	INTENSIDAD	PIRITA (% de Roca Total)	OXID DE PIRITA	MIN. SULFURO 2	% de Roca Total	MIN. SULFURO 3	% de Roca Total	VETAS de CALCITA (% de Roca Total)	MINERAL 2	% de Roca Total	MINERAL 3	% de Roca Total

MINAS ARGENTINAS S.A. SITIO DE PERFORACION / LOGEO GEOTECNICO - AIRE REVERSO

PROYECTO GUALCAMAYO Hoja 1 de _____

No. de SONDAJE: ________________ AZIMUT :_________ INCLIN.:__________ PROFUNDIDAD TOTAL:__________________ DESCRIPTO POR:_______________________ FECHAS Y TIEMPOS DE PERFORACION--DESDE:___________________________

HASTA:___________________________

UBICACION:____ COORDENADAS:____ COTA:_________________

PERFORADO POR:_______________________________ MAQUINA:_____________________________ PERSONAL DE PERFORACION:____

DIAMETRO DE SONDAJE:____ CASING PERMANENTE EN EL CUELLO?_______ DIAMETRO Y METROS DE CASING__________________________________ EL CUELLO CEMENTADO?________

TIPO DE PERFORACION

TAMANO	TIPO	DESDE (m)	HASTA (m)	TOTAL (m)

AYUDANTES DE MUESTREO: ____

No. de Caja	Desde	Hasta	Carrera de Perforacion			Recup. de Testigo			RQD		Dureza		Fracturas Naturales		Estratificacion	BANDING	FALLAS			VETAS		Vacios	DESCRIPCION DE GEOLOGIA / OTROS COMENTARIOS
			Desde	Hasta	Diam. de Test.	Tramo Total de la Carrera	Tramo Total de Testigo	Rec. %	Suma de los trozos test. > 10 cm	RQD	Indice de Dureza (R0 - R3+)	Grado de Quebr. (A - E)	No. de Fracturas / Carrera	Inclinacion Dominante c/rspt al Eje	Inclinacion Dominante c/rspt al Eje	Inclinacion Dominante c/rspt al Eje	Tipo	Relleno	Inclinacion Dominante c/rspt al Eje	No. de Vetas/vetillas / Carrera	Inclinacion Dominante c/rspt al Eje	% de Roca Total

MINAS ARGENTINAS S.A.

SITIO DE PERFORACION / LOGEO GEOTECNICO

No. de SONDAJE:_______________ PROYECTO:______________________ UBICACION:____ FECHA:__________________ Hoja _____ de _____

No. de Caja	Desde	Hasta	Carrera de Perforacion			Recup. de Testigo			RQD		Dureza		Fracturas Naturales		Estratificacion	BANDING	FALLAS			VETAS		Vacios	DESCRIPCION DE GEOLOGIA / OTROS COMENTARIOS
			Desde	Hasta	Diam. de Test.	Tramo [illegible] Carrera	Tramo Total de Testigo	Rec. %	Suma de los trozos test. > 10 cm	RQD	Indice de Dureza [illegible]	Grado de Quebr. (A - E)	No. de Fracturas / Carrera	Inclinacion Dominante c/rspt al Eje	Inclinacion Dominante c/rspt al Eje	Inclinacion Dominante c/rspt al Eje	Tipo	Relleno	Inclinacion Dominante c/rspt al Eje	No. de Vetas/vetillas / Carrera	Inclinacion Dominante c/rspt al Eje	% de Roca Total

APPENDIX IV
2004 CHANNEL SAMPLE RESULTS

SAMPLE ID	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	CHANNEL	LENGTH (m)
32-0780	1732	<0.5	138	8	18	326	04CN-PB-001	3.60
32-0781	788	<0.5	113	6	54	392	04CN-PB-001	3.50
32-0782	4362	<0.5	44	5	15	243	04CN-PB-002	2.00
32-0783	5858	<0.5	11	4	15	309	04CN-PB-002	1.90
32-0784	3002	<0.5	19	6	16	299	04CN-PB-002	2.10
32-0785	4245	<0.5	7	4	17	384	04CN-PB-002	2.00
32-0786	5958	<0.5	8	4	21	426	04CN-PB-002	2.06
32-0787	9810	<0.5	6	5	38	745	04CN-PB-002	2.00
32-0788	7645	<0.5	6	4	50	616	04CN-PB-002	2.00
32-0789	7832	<0.5	3	7	62	491	04CN-PB-002	2.10
32-0790	8338	<0.5	6	7	71	456	04CN-PB-002	3.00
32-0791	6005	<0.5	3	7	145	493	04CN-PB-002	2.20
32-0792	2173	<0.5	3	5	66	230	04CN-PB-002	2.45
32-0793	5752	<0.5	3	5	40	245	04CN-PB-002	2.15
32-0794	1088	<0.5	5	5	42	177	04CN-PB-002	2.03
32-0795	5785	<0.5	2	8	77	392	04CN-PB-002	2.40
32-0796	5285	<0.5	3	6	66	502	04CN-PB-002	2.10
32-0797	2720	<0.5	2	8	71	548	04CN-PB-002	3.10
32-0798	5052	<0.5	2	5	49	472	04CN-PB-002	2.92
32-0799	4317	<0.5	2	6	41	495	04CN-PB-002	3.04
32-0800	950	<0.5	2	3	35	249	04CN-PB-002	2.91
32-0801	602	<0.5	4	11	18	63	04CN-PB-003	1.96
32-0802	945	<0.5	3	8	44	203	04CN-PB-003	2.26
32-0803	583	<0.5	3	12	39	193	04CN-PB-003	2.08
32-0804	333	<0.5	2	9	33	117	04CN-PB-003	2.11
32-0805	487	<0.5	2	8	55	166	04CN-PB-003	1.86
32-0806	360	<0.5	2	7	94	189	04CN-PB-003	1.94
32-0807	453	0.5	2	18	66	305	04CN-PB-003	1.72
32-0808	410	<0.5	2	5	51	318	04CN-PB-003	2.06
32-0809	185	<0.5	<1	6	21	125	04CN-PB-003	1.96
32-0810	215	<0.5	2	8	31	149	04CN-PB-003	2.29
32-0811	230	<0.5	2	8	48	138	04CN-PB-003	2.30
32-0812	268	<0.5	2	8	69	146	04CN-PB-003	2.14
32-0813	463	<0.5	2	8	147	172	04CN-PB-003	2.01
32-0814	392	<0.5	2	6	55	66	04CN-PB-003	2.00
32-0815	75	<0.5	1	7	15	41	04CN-PB-003	2.04
32-0816	603	<0.5	2	9	51	131	04CN-PB-004	2.02
32-0817	468	<0.5	5	13	60	74	04CN-PB-004	2.05
32-0818	227	<0.5	3	11	72	151	04CN-PB-004	1.95
32-0819	258	<0.5	2	11	82	150	04CN-PB-004	2.40
32-0820	142	<0.5	2	7	41	102	04CN-PB-004	2.00
32-0821	118	<0.5	5	7	36	123	04CN-PB-004	2.04
32-0822	242	<0.5	3	10	62	202	04CN-PB-004	2.00
32-0823	1208	<0.5	2	<2	7	274	04CN-PB-005	1.94
32-0824	1840	<0.5	2	4	9	398	04CN-PB-005	2.25
32-0825	242	<0.5	<1	<2	4	161	04CN-PB-005	2.05
32-0826	190	<0.5	1	3	4	133	04CN-PB-005	2.05

SAMPLE ID	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	CHANNEL	LENGTH (m)
32-0827	252	<0.5	2	3	5	132	04CN-PB-005	1.51
32-0828	450	<0.5	2	3	5	175	04CN-PB-005	1.53
32-0830	2687	<0.5	4	7	26	495	04CN-PB-006	2.03
32-0831	5625	<0.5	3	6	18	445	04CN-PB-006	2.20
32-0832	4818	<0.5	4	6	17	667	04CN-PB-006	2.24
32-0833	672	<0.5	6	6	14	253	04CN-PB-006	2.00
32-0834	2123	<0.5	5	4	28	301	04CN-PB-006	2.08
42-0072	407	<0.5	3	13	123	230	04CN-PB-007	2.01
42-0073	587	<0.5	5	10	174	375	04CN-PB-007	2.00
42-0074	512	<0.5	4	8	155	270	04CN-PB-007	2.04
42-0075	507	<0.5	3	8	105	277	04CN-PB-007	2.06
42-0076	712	<0.5	4	10	125	424	04CN-PB-007	2.09
42-0077	618	<0.5	5	10	109	342	04CN-PB-007	2.04
42-0078	937	<0.5	3	9	120	525	04CN-PB-007	2.01
42-0079	982	<0.5	4	10	108	628	04CN-PB-007	1.99
42-0080	788	<0.5	4	13	65	565	04CN-PB-007	2.02
42-0081	907	<0.5	3	9	50	339	04CN-PB-007	2.06
42-0083	385	<0.5	3	8	42	351	04CN-PB-007	2.10
42-0084	590	<0.5	3	8	88	561	04CN-PB-007	1.95
42-0085	588	<0.5	4	8	98	552	04CN-PB-007	2.03
42-0086	675	<0.5	4	8	73	554	04CN-PB-007	2.02
42-0087	937	<0.5	4	7	75	477	04CN-PB-007	2.02
42-0088	978	<0.5	4	7	105	604	04CN-PB-007	2.06
42-0089	952	<0.5	5	8	145	789	04CN-PB-007	2.06
42-0090	793	<0.5	5	7	97	520	04CN-PB-007	1.98
42-0091	1177	<0.5	5	9	94	883	04CN-PB-007	2.01
42-0093	20	<0.5	4	7	18	14	04CN-TA-008	2.03
42-0094	20	<0.5	4	6	39	23	04CN-TA-008	2.10
42-0095	10	<0.5	3	8	140	20	04CN-TA-008	2.04
42-0096	<10	<0.5	3	7	53	19	04CN-TA-008	2.09
42-0097	30	<0.5	3	6	86	76	04CN-TA-008	2.00
42-0098	30	<0.5	2	5	73	49	04CN-TA-008	2.15
42-0099	1450	<0.5	4	8	168	170	04CN-TA-008	2.10
42-0100	160	<0.5	2	6	76	106	04CN-TA-008	1.90
42-0101	160	<0.5	2	5	53	105	04CN-TA-008	2.04
42-0102	350	<0.5	2	6	65	130	04CN-TA-008	2.02
42-0103	2790	0.5	2	5	16	1057	04CN-TA-009	2.00
42-0105	1100	<0.5	2	8	12	142	04CN-TA-009	2.03
42-0106	1120	<0.5	1	5	10	109	04CN-TA-009	2.08
42-0107	150	<0.5	<1	6	6	46	04CN-TA-009	2.06
42-0108	400	<0.5	1	6	12	61	04CN-TA-009	2.03
42-0109	390	<0.5	1	8	7	79	04CN-TA-009	2.13
42-0110	180	<0.5	<1	4	9	55	04CN-TA-009	1.98
42-0133	2010	0.6	6	5	14	170	04CN-TA-010	1.30
42-0134	1830	0.6	2	6	15	193	04CN-TA-010	2.05
42-0135	930	<0.5	<1	5	14	262	04CN-TA-010	2.06
42-0136	560	<0.5	2	5	9	82	04CN-TA-010	2.02
42-0137	880	<0.5	172	12	86	107	04CN-TA-010	2.18

SAMPLE ID	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	CHANNEL	LENGTH (m)
42-0139	4440	0.7	3	8	34	2078	04CN-TA-010	1.30
42-0140	1490	<0.5	2	8	14	284	04CN-TA-010	2.04
42-0141	5930	1.5	3	6	28	685	04CN-TA-010	2.10
42-0142	3640	1.0	1	13	43	134	04CN-TA-011	1.50
42-0143	1960	<0.5	2	10	37	129	04CN-TA-011	2.11
42-0144	2520	0.5	2	11	39	93	04CN-TA-011	1.96
42-0145	3280	0.5	2	8	31	116	04CN-TA-011	1.94
42-0146	1980	0.7	2	10	33	123	04CN-TA-011	1.96
42-0147	2220	0.6	5	6	23	126	04CN-TA-011	1.96
42-0148	720	<0.5	<1	5	9	55	04CN-TA-011	2.07
42-0149	1960	<0.5	1	6	35	115	04CN-TA-011	2.00
32-0869	250	<0.5	1	6	7	28	04CN-TA-012	2.00
32-0870	1410	<0.5	2	3	10	103	04CN-TA-012	2.10
32-0871	2490	<0.5	2	7	12	212	04CN-TA-012	2.00
32-0872	2120	<0.5	1	5	14	297	04CN-TA-012	1.10
32-0873	1380	<0.5	<1	4	12	96	04CN-TA-012	1.30
32-0874	1100	<0.5	2	5	11	86	04CN-TA-012	2.05
32-0875	510	<0.5	<1	4	10	44	04CN-TA-012	2.07
32-0876	580	<0.5	4	8	196	99	04CN-TA-013	2.50
32-0877	180	<0.5	2	5	19	151	04CN-TA-013	1.90
32-0878	620	<0.5	2	5	21	372	04CN-TA-013	2.00
32-0879	40	<0.5	2	9	15	76	04CN-TA-013	1.40
32-0880	310	<0.5	3	6	21	125	04CN-TA-013	2.00
32-0881	410	<0.5	2	9	17	134	04CN-TA-013	2.15
32-0882	150	<0.5	5	12	45	318	04CN-TA-013	2.05
32-0883	2840	<0.5	3	14	36	488	04CN-TA-013	2.06
32-0884	10	<0.5	2	7	14	33	04CN-TA-013	2.40
32-0885	<10	<0.5	2	6	13	7	04CN-TA-013	2.05
32-0886	<10	<0.5	2	4	11	5	04CN-TA-013	2.02
32-0887	<10	<0.5	2	5	10	5	04CN-TA-013	1.95
32-0889	30	<0.5	<1	13	3	21	14CN-PTA-014	1.09
32-0890	60	<0.5	1	5	4	33	14CN-PTA-014	1.96
32-0891	70	<0.5	<1	16	8	26	14CN-PTA-014	2.15
32-0892	80	<0.5	<1	4	3	16	14CN-PTA-014	2.03
32-0893	450	<0.5	<1	4	9	93	14CN-PTA-014	2.32
32-0894	1880	<0.5	<1	5	10	245	14CN-PTA-014	2.35
32-0895	1850	<0.5	<1	6	10	237	14CN-PTA-014	1.93
32-0897	1590	<0.5	1	5	8	115	14CN-PTA-014	2.16
32-0898	1100	<0.5	2	4	7	49	14CN-PTA-014	2.03
32-0899	510	<0.5	<1	4	6	41	14CN-PTA-014	2.00
32-0900	480	<0.5	<1	4	14	386	14CN-PTA-014	2.20
32-0901	710	<0.5	<1	6	12	339	14CN-PTA-014	2.44
32-0902	320	<0.5	<1	3	7	62	14CN-PTA-014	1.70
32-0903	340	<0.5	<1	4	8	43	14CN-PTA-014	2.00
32-0904	160	<0.5	<1	4	9	41	14CN-PTA-014	2.04
32-0905	120	<.5	2	4	25	72	14CN-PTA-014	2.01
32-0957	4100	33.1	51	56	163	1172	04CN-TA-015	1.02
32-0958	3990	3.2	23	12	477	1773	04CN-TA-015	1.93

SAMPLE ID	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	CHANNEL	LENGTH (m)
32-0959	7000	3.4	220	5	1006	1822	04CN-TA-015	2.08
32-0960	5960	8.1	141	5	1762	2401	04CN-TA-015	2.13
32-0961	3210	2.2	16	3	671	1781	04CN-TA-015	1.84
32-0962	1290	0.5	3	2	46	799	04CN-TA-015	2.10
32-0963	1770	5.9	15	3	51	1019	04CN-TA-015	2.10
32-0964	1410	0.8	9	3	72	801	04CN-TA-015	2.07